Exhibit 99.8

Contents

Major developments in 2007 - 2008	4

Simberi Oxide Gold Project	5

Exploration Review	10

Other Projects	20

Financial Report	22

Statement of Corporate Governance	93

Shareholders Information	98

Allied Gold Limited
AbN 86 104 855 067
Executive
Chairman's Report

Dear Shareholders,

I am pleased to present to you Allied Gold Limited's Annual Report for 2008.

The year in review was a milestone in the Company's development, marking Allied Gold's transition from explorer to emerging gold producer.

The pouring of our first gold bar in February 2008 at our 100% owned Simberi Oxide Gold project in the Tabar Islands will be recognized not only as a major step forward for Allied but also for Papua New Guinea.

Simberi is our major asset and has the potential to generate significant cashflow and production for many years, based on the existing total resources of almost 2.4 million ounces and the excellent potential for further discoveries within the Company's holdings in this world-class gold province.

On behalf of all shareholders I want to take this opportunity to thank the residents of Simberi. Their involvement and input has been one of the pillars supporting the Project's successful development.

Along with the local community, I want to thank the various Government representatives of Papua New Guinea, particularly the Simberi Local Land Owners and everyone involved in the various agencies who have worked closely with us to assist in Allied Gold's steady progress.

Of equal importance has been the skill of our staff and contractors who managed to complete the commissioning and construction phases of the Project despite heavy rainfall and other physical challenges. It was with some pride that Simberi produced 33,068 ounces in its first months of operation to the end of June 2008.

Allied Gold Limited

While conditions remain challenging, we are implementing a range of initiatives aimed at improving our operating performance at Simberi. We are confident of steadily increasing production and margins as these initiatives take effect.

These project enhancement activities have included the successful commissioning of our state of the art aerial rope conveyor to carry ore from the Sorowar mine to the processing plant. We believe this innovation will considerably lower our production costs and will prove invaluable to the business in the long term. Similarly, we are increasing the size of our mining fleet to further improve operating efficiency and flexibility.

As part of the future development of Simberi, exploratory drilling in areas outside of our current mine plan continues to deliver encouraging results. New resource estimates are anticipated for the Sorowar and Pigiput Ridge areas in the coming months. We see significant potential for expansion of the project as our resource base continues to grow.

The potential of our holdings in the Tabar Islands was highlighted during the year, when leading international gold miner, barrick Gold Corporation, entered a landmark joint venture agreement with Allied. Under the agreement, Barrick will spend up to AUd$20 million on exploration to earn a 70% interest in Allied's exploration licenses encompassing Big Tabar and Tatau Islands.

In addition, Barrick has invested some AUd$15 million to subscribe for over 17.6 million new Allied shares at 85c per share, giving Barrick a 4.7% interest in the Company.

This alliance with Barrick will significantly enhance and accelerate Allied's exploration efforts in the Tabar Islands without any need to divert attention or resources from the ongoing development program at Simberi. While Simberi is our main focus, we believe in the potential for the discovery of large-scale deposits of gold and base metals on our other holdings in the Tabar Islands.

Achievement of such substantial progress requires skill, persistence and dedication and in this regard, I acknowledge the dedication and hard work of the entire Allied Gold team. I also thank Jeff Moore who resigned from the Allied Gold board in July 2008, for his contribution to the development of the Company and wish him all the best in his future endeavours.

On behalf of the Board, I would like to thank the employees of Allied Gold for their efforts and acknowledge their significant contributions and dedication during the year. I look forward to their continued support as we firmly cement our place as a significant gold producer and continue to develop our high-calibre exploration prospects in the Tabar Islands of Papua New Guinea.

I would also like to thank you, our shareholders, who have supported the Company through the development of the Simberi Oxide Project. Rest assured that your Board and the management team are working to build a significant gold producing entity and are focused on optimizing shareholder returns.

It is with some confidence and optimism that I look to the year ahead in anticipation of reporting another year of significant achievement in 2009.

Mark Caruso
Executive Chairman

Annual Report 2007-2008

Major Developments
in 2007-2008

The past year has been one of significant achievement and pride for Allied as it continued to build the foundations needed to support a long-life gold operation.

Major developments in the 2007/2008 year included:

•  Construction of the Simberi project was completed in February 2008 for a total cost of $94 million.

•  The first gold pour took place in February 2008.

•  Allied drew down on its US$25 million finance facility set aside for the Simberi project.

•  Plant throughput was in line with design capacity of 2.2 million tonnes per annum despite the plant experiencing some initial teething problems.

•  Production for the period from start-up in February 2008 to June 30 2008 totaled 33,068 ounces.

•  Investors continued to recognize the value of Allied's current and potential projects, contributing more than AUd$10.5 million of additional equity in January 2008 and a further AUd$10.4 million in August 2008.

•  Allied's exploration program outside the current mining areas around Simberi continued to generate extremely encouraging results, and has heightened confidence in the potential for further discovery and significant future additions to Allied's resource base.

•  Allied's confidence in the enormous potential of its other permits in the Tabar Islands was endorsed by barrick Gold Corporation, one of the world's largest gold miners. In March 2008 barrick Gold Corporation agreed to invest up to $20 million on exploration to earn up to a 70% interest in Allied's Big Tabar and Tatau Island holdings. Barrick's confidence in Allied was further demonstrated by its $15 million investment in Allied shares at 85c per share at the same time.
Simberi Site
drilling in progress at the Simberi Oxide Gold Project

Allied Gold Limited

Simberi Oxide
Gold Project

Project history

The Tabar Islands Group, consisting of Simberi, Tatau, Mapua and (Big) Tabar Islands lies in the north of the New Ireland Province of Papua New Guinea approximately 130 kilometers east of Kavieng, the provincial capital. The four islands cover approximately 270 square kilometers and are located 60 kilometers northwest of Lihir Island.

Set out below is a history of the significant events in the development of the Simberi Oxide project

1981	Commencement of modern exploration by Nord Pacific and other JV partners.

1983 to 1993	exploration over the Tabar Islands carried out by a joint venture comprising Kennecott explorations (Australia) Pty Ltd and Niugini Mining as operators and Nord Pacific as the minor partner.

1993	Nord Pacific acquired the interests of Kennecott explorations and Niugini Mining who elect to focus on the development of mining operations on Lihir Island.

December 1996	Based on a favorable feasibility study, a mining lease (ML136) is granted to Simberi Gold Company Ltd, a subsidiary of Nord Pacific.

December 1996 to 2003	development of the project deferred due to a decline of the gold price in the late 1990's.

2003
A favorable outlook for gold prices led to a review and update of the 1996 feasibility study. The updated study confirmed the technical and economic viability of the commissioning of an oxide gold mining project on Simberi Island.

2003	Allied Gold acquires Nord Pacific and obtains 100% ownership of the project by 2005.

2005
The 2003 feasibility study was updated to include higher reserves and to investigate a higher process plant throughput of 1.65 Mtpa. The study known as the Optimised Feasibility Study resulted in a project that would mine and process 15.4 Mt of ore over a 9.4 year mine life to recover 585,000 ounces of gold.

April 2006
Allied submitted a variation of proposal to the PNG department of Mines to process at a higher rate of 2 Mtpa and to deliver ore from the remote pits by means of suspended conveyor system known as a RopeconTM.

July 2006	Updated reserves and in-pit resources estimates by Golder Associates resulted in 17.7Mt of ore grading 1.37g/t Au and containing approximately 785,000 ounces of gold.

2006
Allied board resolves to proceed with mine construction and awards contracts for the design and construction of a process plant capable of processing 2.2 Mt of ore per annum, associated ancillaries including power, water, tailings disposal and infrastructure including a wharf and a camp.

March 2007	The landing barge, the LCT Lady Geraldine commences operations minimizing delivery times for the delivery of materials to Simberi island.

May 2007	Formal approval is received from the PNG Mineral Resources Authority to extend the term of ML136 to expire on 2 december 2018.

December 2007	Dry commissioning activities of the process plant commence.

February 2008	First gold is poured.

May 2008	Successful commissioning of the state of the art aerial rope conveyor (RopeCon TM).

Annual Report 2007-2008

Simberi Oxide
Gold Project

Overview of process plant

The Simberi Gold Oxide Project process plant is a conventional CIL gold process plant capable of treating 2.2 Mt of ore per annum. It is located on the eastern coast of Simberi Island near Pigiput Bay.

Ore for the plant is sourced from deposits located at Samat and Sorowar. The Samat deposits are the highest in grade and are located closest to the process plant. Ore from Samat is delivered to the plant via haul truck. The Sorowar deposits are the largest; ore from Sorowar is delivered to the process plant via the aerial conveyor system.

Ore fed into the process plant passes through a sizer to bring it down to less than 100mm in size before being passed through a scrubber. Oversize discharge from the scrubber (greater than 12mm) goes to the single ball mill for grinding. The discharge from the single ball mill passes with the minus 12mm discharge from the scrubber into the cyclones for classification. Material less than 300 microns passes to the leach circuit with coarser material returning to the ball mill for additional grinding.

Cyanide and lime are added to the leach tank and ore as a slurry passes from the leach tank to five carbon recovery tanks. The loaded carbon is stripped of gold in an elution circuit and smelted to form gold doré bars.

The plant uses what is known as a Deep Sea Tailings Placement tailing management method. Under this method spent ore or tailings is pumped to a mixing tank located on the shore of Pigiput Bay where it is mixed in a ratio of 1 part tailings to 8 parts seawater before being discharged via pipeline at a depth of 115 metres below sea level. When discharged from the pipeline, the tailings flow down a steep submarine slope and are deposited at a depth of more than 3 kilometers.

Associated site infrastructure includes a modern accommodation centre, a class Y, 1200 meter long gravel sheeted airstrip located approximately three kilometers south of the accommodation camp, a wharf located in Pigiput Bay, fresh and sea water supplies, power generation with an installed capacity of 6 MW using diesel powered generators, island and pit access roads and telecommunications facilities.

Plant operation.

The project was completed four months later than scheduled due to challenging conditions and issues associated with the ePCM contract. The total cost of constructing the Process Plant and associated infrastructure was approximately 18% higher than the original forecast at $94 million, reflecting industry wide escalation in material, fuel and labour costs. The cost escalation experienced over the life of the project compares favourably to the average rate of escalation experienced at comparative mine development projects during the year.

Plant throughput in the period February 2008 to June 2008 was in line with the design capacity of 2.2 million tonnes per annum, however operational performance was negatively impacted by teething issues and adverse weather conditions in the June quarter. Consequently, Allied implemented a number of optimization initiatives to improve operational efficiency, including an increase in the mining fleet and modifications to the aerial conveyor.

Notwithstanding the eighteen per cent escalation in forecast project costs and the four month delay in the commencement of production, Allied believes the operating results achieved by the plant during its initial operations evidence Allied's ability to implement its project development program in an extremely challenging operating environment.

Key operating statistics for the mining and processing activities for the period of active production from February 2008 to June 2008 are summarised in the table below. As part of its ongoing program for optimizing the efficiency of the process plant, the following initiatives are in progress:

Allied Gold Limited

Simberi Oxide
Gold Project

• The capacity of the mining fleet is being increased to enable accelerated mining volumes and to facilitate stockpiling of ore to counter future wet weather disruptions.
•  Investigation of process changes to significantly reduce the level of reagent consumption.

•  Assessment of further opportunities to achieve sustainable reductions in power generation costs.

•  Assessment of additional logistical and procurement initiatives with respect to diversifying the sourcing of processing consumables.

Key operating statistic	Unit of measure	Result
Waste mined	tonnes	81,390
Ore mined	tonnes	416,627
Ore processed	tonnes	411,297
Grade	g/t gold	2.95
Recovery	%	84.3
Gold produced	ounces	33,068
Gold sold	ounces	28,364

Gold sales and hedging programme

In the period February 2008 to June 2008, Allied's gold production was 33,068 ounces. 28,364 ounces of gold were sold at an average realized price of AUd815 per ounce.

during construction, Allied drew down on a US$25 million finance facility set aside for the Simberi project. Total funds drawn down under the facility were US$19.3 million of which US$8.5 million had been repaid prior to 30 June 2008.

As a condition precedent to this financing facility, Allied entered into a hedging program for 170,000 ounces of gold at an effective price of US$700/ounces for delivery between March 2008 and december 2011. A participating gold forward option which enables Allied to participate in any price upside above US$700/ounce was entered into in relation to 68,000 ounces of the hedging programme. Over the remaining life of the hedge book, Allied has at least 75% of estimated production with gold price participation.

As at 30 June 2008, the structure of the hedging programme was:

				Price Participation
Year ending	Estimated	FIXED	Production	Bought put	Ounces	Total
30 June	annualized	US$700	with price	options	deliverable at
	production		participation	US$700	spot price
	(ounces)1,2
FY2009	84,000	27,270	56,730	18,532	38,198	56,730
FY2010	84,000	23,850	60,150	15,898	44,252	60,150
FY2011	84,000	22,764	61,236	15,170	46,066	61,236
FY2012	84,000	10,908	73,092	7,272	65,820	73,092
Total	336,000	84,792	251,208	56,872	194,336	251,208

1. As at 30 June 2008. Does not include and additional production from potential expansion programs.
2 Current reserves indicate production of 84,000 ounces per annum over eight years.

Annual Report 2007-2008

Simberi Oxide
Gold Project

Sustainable development

Allied Gold is committed to sustainable development; we believe in creating sustainable values that our employees, contractors, business partners and shareholders can uphold and believe in.

Part of our sustainable development policy is to invest in the future whilst ensuring that we still deliver in the present. We strive to meet the needs of all of our stakeholders. Allied believes in making a positive contribution to the community in which we are involved.

Allied has a strong commitment to the communities of the Tabar Islands to develop and operate a successful mining operation. We have developed strong relationships with the local communities and in particular those landowners within the mining area. It is Allied's aim to minimize the environmental impact of its operations; foster high standards of health and safety within the communities it interacts with; involve the local population to the maximum extent through employment and business development initiatives; and assist the local communities in securing a sustainable future funded by royalties from Allied's mining operations.

Health and Safety

Allied is committed to achieving a safe and healthy work environment for all of its employees, contractors, partners and visitors. To achieve this, Allied:

•  Takes positive action to ensure that all work is performed safely.

•  Maintains safety related procedures.

•  Pursues evaluation, training and promotional activities to ensure that all personnel have a clear understanding of safety issues and their safety responsibilities.

•  ensures all statutory obligations are complied with or exceeded.

Allied continues to work towards reducing lost time injuries through proactive safety management initiatives and aims to reduce and maintain its lost time injury rates below the industry average.

Environment

Throughout all phases of the project, care of the physical and cultural environment has been a core priority for Allied. Detailed and ongoing monitoring of the environment has been undertaken, particularly the marine environment. Allied's Environmental Management Plan and associated permits require regular monitoring and reporting on the impact on the environment of Allied's activities. Allied has, and continues to, comply with all of its environmental obligations.

Working with communities

The magnificent support of the people of Simberi was pivotal to the successful initial development of the Simberi project and will be integral to its successful ongoing management and development.

Allied acknowledges its responsibilities towards the local communities and is committed to being a good neighbor, improving the quality of life, providing better education opportunities, improved health and a strong, sustainable economic base from which those communities can grow and further develop.

An important key to the success of the project is the establishment of an open relationship with all stakeholders, and more importantly managing the community's expectations. Allied and the local landowner representative body, the SMAA, have been working hard to meet the expectations of the community and other relevant stakeholders. The company and the SMAA are working in partnership with the 7 Village Planning Committees to ensure that the benefits flowing from the gold operations are far reaching and long lasting.

Part of our long-term approach towards community relations is to:

•  ensure mutual benefits for all involved.

•  Improve the quality of life for the communities.

•  Work in partnership with the local government agencies to find solutions through sustainable projects both during the life of mining operations and after mine closure. • develop social infrastructure development, such as health and education facilities.

•  Provide business development support, by equipping local enterprises with business skills and knowledge that will enable them to endure long after the mine has closed.

•  development of the agricultural sector.

Allied Gold Limited

Simberi Oxide
Gold Project

In the early stages of the project Allied identified 8 level B business opportunities. All eight business have been awarded, some in joint ventures and the others through direct contracts to village business groups. All eight ventures have generated successful outcomes.

Allied has also awarded 12 level C contracts to individuals and family groups. Our goal is to identify more business opportunities as they arise to help support the mining operation.

Allied and the SMAA have installed 70 new rain water tanks around the different villages and hamlets that make up Simberi Island; this has increased the amount of fresh water and has also employed local village people for the installation of the tanks.

Whilst working with the Village Planning Committees one issue that was identified was a shortage of food crops on the islands, in particular rice. With the assistance of OISCA (a Japanese funded Training centre in Rabaul) a rice mill was purchased together with 40kg of seedlings. It is expected that 10 tonnes of milled rice will be produced in calendar year 2008 with an annual forecast of 30-40 tones of produced rice in subsequent years.

In a significant milestone for the Tabar Islands, the purchase of four copra dryers has rejuvenated the coconut industry on the island after 12 years of non production of copra. Allied will provide logistical support for the transportation of copra to market. There is a saying in the Tabar Islands that Allied has its "Gold", but the real gold in the Tabar Islands is the "Green Gold" of the agricultural crops.

Allied continues to operate a health clinic to service the medical requirements of the local communities.

Allied looks forward to working even more closely with the Simberi community as we continue to develop the project. Similarly, Allied looks forward to continuing its strong relationship with the Government of Papua New Guinea, which has been a strong supporter of the Simberi project.

Looking forward

The Board and management of Allied recognize that there is still considerable work to be done to complete Allied's transition into an emerging gold producer. The Board and management have identified a number of key priorities for the 2008/09 year including;

•  Since late 2007, Allied has focused on exploration drilling programmes that could lead to a revised resource and reserve statement to warrant an expansion of the Simberi oxide project. It is expected that drilling and data collection will be completed and a revised resource and reserve model produced by the end of the 2008 calendar year.

•  As operating efficiency at Simberi continues to improve and Allied's reserve and resource base grows, Allied's aim is to further increase production from the current oxide operation to some 130,000 ounces per annum by the end of 2009.

•  It is planned to complete feasibility and engineering work for a potential sulphide operation by the end of 2009. This is aimed at exploiting the significant sulphide resource base at Simberi and is expected to increase production capacity by more than 100,000 ounces per annum.

•  The exploration program outside the current mining areas around Simberi continues to generate extremely encouraging results, and has heightened confidence in the potential for further discoveries and significant future additions to Allied's resource base. In particular, management is looking forward to new resource estimates for the Sorowar and Pigiput Ridge areas in the short to medium term.

•  Allied will be relocating its corporate offices from Perth to Brisbane. The closer geographic proximity to Papua New Guinea will enable same day travel to the project site.

•  exploration of the Big Tabar and Tatau Islands under the joint venture with Barrick Gold Corporation will commence in calendar year 2008.

Annual Report 2007-2008

Exploration Review

Overview

New gold discoveries at Pigiput east and West Sorowar were made and additional gold mineral resources adjacent to the current mining areas of Samat and Sorowar have been identified.

exploration concentrated on the Tabar Islands in Papua New Guinea with particular focus on Simberi Island targeting additional gold mineralisation within the Mining Lease (ML136). Allied has aggressively explored to increase oxide resources as extensions to the known deposits and to define new zones of mineralisation to complement mining operations that commenced in February 2008 on Simberi Island.

Current total gold mineral resource for Simberi including inferred, indicated, and measured for all materials types (oxide, transitional, and sulphide (fresh)) is 56.84Mt grading 1.31g/t gold for approximately 2.39M ounces.

In August 2007 the first of four company owned exploration drill rigs arrived and by the end of 2007 another two drills had been received and commissioned. In February 2008 the last drill was delivered and these four drills have collectively completed 244 drill holes for 18,549 metres. The smallest drill that was received in August 2007 was converted to carry out grade control drilling within the mine area in January 2008.

Induced polarisation (IP) geophysical surveys were carried out in the second half of 2007 on Simberi Island, Tatau and Big Tabar Islands for a total of 61.9 line kilometres. A full analysis of the data is being carried out and will result in new sulphide targets being defined.

In addition 3,552 soil "C" horizon augur samples were taken along the IP lines. As well, 479 surface samples comprising channel, creek sediment and rock were collected from Simberi, Tatau and Big Tabar.

On Simberi construction of an exploration core storage facility was completed and a new exploration sample preparation and assay facility was nearing completion and is expected to be operational in the second half of 2008.

Allied has had a very successful exploration year particularly at Simberi with the delivery of company owned drills, the subsequent discovery of new zones of gold mineralisation and some significant gold drill intersections. The drill campaigns at Sorowar and a new discovery at Pigiput east will add to the current gold resource. An updated resource estimate will be available later in 2008.

Drilling was carried out in the Samat area that includes the Adora prospect, the Sorowar area including Monun Creek and SE Sorowar, NW Sorowar, Sorowar West, and at Pigiput including the Pigiput east zone and Pigiput sulphides.

Near pit drilling at Samat has identified mineralised zones outside the current pit limits. At Adora the exploration results were mixed with scattered gold mineralisation in oxides and sulphides.

The extension oxide drilling undertaken at SE Sorowar has defined a zone of surface and near surface gold mineralisation extending 400 metres from the Sorowar pit limit and has also intersected significant gold mineralisation in deeper oxides. Drilling to the north west of the Sorowar pit has intersected gold mineralisation in oxides and sulphides with areas of significant silver mineralisation. To the west of the Sorowar pit a new area of gold mineralisation was located as part of a waste depository sterilisation drill program. This area contains thin surface and near surface gold mineralised oxides and underlying gold mineralisation in sulphides.

A new gold discovery in soils was made from channel sampling east of the current Pigiput oxide deposit in August 2007. Follow up drilling has defined a plus 50m thick gold mineralised oxide zone that contains some significant gold mineralisation. deep drilling has been carried out and is ongoing at Pigiput (North) targeting sulphide mineralisation.

Pre-eminent gold mining company Barrick formed an exploration joint venture with Allied in March 2008 to undertake exploration over Tatau and Big Tabar Islands Under this joint venture Barrick can individually fund up to AUd$20M in order to gain a 70% interest in the exploration licence (eL609) covering Tatau and Big Tabar Islands.

Allied Gold Limited

Exploration Review

	Measured			Indicated			Inferred			All categories
Material	Mt	g/tAu	Koz	Mt	g/tAu	Koz	Mt	g/tAu	Koz	Mt	g/tAu	Koz
Oxide	10.16	1.34	437	7.20	1.17	271	9.03	1.08	314	26.39	1.21	1,023
Transitional	0.64	1.26	26	1.35	1.30	56	0.76	1.23	30	2.75	1.27	112
Fresh	1.27	0.88	36	3.59	0.94	108	22.84	1.51	1,111	27.70	1.41	1,255
Total Resources	12.07	1.29	499	12.14	1.12	436	32.63	1.39	1,455	56.84	1.31	2,391

Simberi gold resources

Competent Person

The information in this exploration Review that relates to Mineral Resources, Project Financial modelling, Mining, exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C. R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 edition of the "Australasian Code for Reporting of exploration Results, Mineral Resources and Ore Reserves." Mr Hastings consents to the information contained in this Project Review in the form and context in which it appears.

The information in this Project Review that relates to Mineral Resources has been compiled by Mr S Godfrey of Golder Associates who is a member of the Australian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 edition of the "Australasian Code for Reporting of exploration Results, Mineral Resources and Ore Reserves." Mr Godfrey consents to the information contained in this Project Review in the form and context in which it appears

Annual Report 2007-2008

Exploration Review

Simberi ML136

The company owned drills were initially operated by contractors but in March 2008 Allied took over full responsibility for the operation and running of the drill sections. Total control over the drilling has resulted in cost savings and has freed up geological resources to focus more closely on geology as opposed to drill operations support.

Exploration drilling consisted of reverse circulation and diamond drilling with a strong focus on defining additional oxide resources near known deposits. A total of 227 reverse circulation (RC) holes for 16,731 metres, and 17 diamond cored holes (dd) for 1,817.6 metres were drilled.

Drilling at SE Sorowar has defined a mineralised zone extending approximately 400 metres south east of the currently defined pit edge with shallow mineralisation close to the pit but with increasing depth of gold mineralised oxide material down to 100 metres depth further away from the pit.
RC drilling at Sorowar deposit

			Reverse
Prospect/	Diamond Drill		Circulation
Deposit	(DD)		(RC)
	Holes	Metres	Holes	Meters
Adora	6	729.4	14	751
Patan	-	-	11	848
Pigiput
Sulphides	5	442.8	14	1314
Pigiput east	-	-	14	1,496
East Samat	-	-	9	344
North Samat	-	-	18	612
South Samat	2	353.2	16	633
Sorowar Monun	4	292.2	-	-
NW Sorowar	-	-	38	3,978
SE Sorowar	-	-	32	3,133
Sorowar West	-	-	61	3,622
Total	17	1,817.6	277	16,731

Drilling Rig

Allied Gold Limited

Exploration Review

244 exploration drill holes for 18,549 metres completed

The SE Sorowar zone extends towards Monun Creek which has been tested with the drilling of 5 diamond drill holes (4 in the current year) in an area that has gold in surface channel of 120m at 0.95g/t gold, 90m at 1.79g/t gold, and 95m at 1.66g/t gold. A total of 32 RC drill holes for 3,133 metres was completed plus an additional 4 Monun Creek diamond drill holes for 292.2m metres. The drilling has also intersected gold mineralisation in the underlying sulphide materials, although the extent of this has not been fully tested.

Notable and significant results include (brackets show drillhole number):

•  13m at 4.20g/t Au from surface, (MN001)

•  35m at 2.35g/t Au from Surface, (MN006)

•  22m at 2.14g/t Au from surface, (RC1533)

•  5m at 2.64g/t Au from surface, (RC1538)

Drillhole locations Sorowar Area

Drilling at Sorowar West started in late February 2008 for the purpose of sterilising an area of land adjacent to the pit to store waste rock generated from the Sorowar mining operations. The initial drilling intersected surface and near surface gold mineralisation in shallow oxide materials and in the underlying sulphides. The program was extended and drill spacing shortened to better delineate and define the mineralisation. A total of 61 RC drill holes for 3,622 metres have been completed. The mineralised area zone extends some 300 metres west of the pit with an apparent barren area less than 100m wide abutting the pit.

Some significant gold intercepts include (brackets show drillhole number):

•  13m at 2.20g/t Au from surface, (RC1526)

•  15m at 3.18g/t Au from 12m, (RC1480)

•  14m at 2.45g/t Au from 9m, including 1m at 10.50g/t Au from 14m, (RC1483)

•  24m at 1.78g/t Au from 2m, (RC1493)

•  9m at 2.50g/t Au from 2m, (RC1530)

Annual Report 2007-2008

Exploration Review

The NW Sorowar area is an approximately 300m extension of gold mineralisation adjacent to the Sorowar pit as currently defined by drilling but mineralisation has not been closed off. The area of interest lies along a NW-SE striking magnetic low corridor supported by anomalous gold values in soils ranging in value from 0.22 to 4.68g/t Au retrieved from 7 auger "C" horizon samples. A total of 38 RC drill holes for 3,978m has been completed and confirms the discovery of a new zone of gold mineralisation. The geology of this area is different from other parts of Sorowar with more quartz present and elevated silver. The highest gold and silver assays intersected by drilling so far were 114g/t gold and 3,160g/t silver in hole RC1542. Previous reconnaissance exploration in this area and to the north has indentified gold mineralisation in siliceous float at Matanabol Creek assaying up to 47g/t gold.

Some significant gold intercepts with silver also shown include (brackets show drillhole number):

•  17m at 2.52g/t Au and 42.6g/t Ag from 16m,
10m at 12.3g/t Au and 401g/t Ag from 104m, (RC1542)

•  8m at 1.57g/t Au and 1.7g/t Ag from 30m,
10m at 1.73g/t Au and 21.6g/t Ag from 70m, (RC1545)

•  6m at 1.77g/t Au and 0.72g/t Ag from surface, (RC1474)

•  4m at 2.67g/t Au and 2.6g/t Ag from 1m, (RC1543)

Soil sampling from channels east of the Pigiput oxide deposit resulted in identification of two gold anomalous zones comprising 45m at 3.42g/t gold and 55m at 1.66g/t gold. drilling commenced in March 2008 and is ongoing. As at end of June 2008 a total of 14 RC drill holes for a total 1,496 metres had been completed and had covered an area approximately 200m x 100m that was still open to the east, west and south and is being tested by ongoing drilling. This new oxide zone will be the subject of resource estimation later in 2008.

drillhole locations at Pigiput east and Pigiput North

Allied Gold Limited

Exploration Review

Notable and significant results include (brackets shows drillhole number):

•  16m at 15.1g/t gold from 15m, (RC1555)

•  21m at 1.95g/t gold from surface, (RC1558)

•  38m at 2.29g/t gold from surface, 7m at 2.90g/t gold from 101m, (RC1563)

•  13m at 5.25g/t gold from 8m, including 1m at 11.7g/t gold from 8m, 9m at 1.75g/t gold from 52m, (RC1564)

The Pigiput sulphide mineralised zone lies below and to the north of the Pigiput oxide deposit. Previous drilling has defined an inferred resource of 1.26Mt at 10.4g/t gold for approximately 420,000 contained ounces. The sulphide mineralisation is controlled by a NW-Se striking fault that dips steeply to the north east and the current drill program was designed to test for extension down dip to the north and along strike. Other drill holes have been placed to obtain infill samples at sufficient spacing and density to allow a higher category of resource estimate to include indicated and measured resources. Drilling commenced in March 2008 after the last drill rig arrived. 14 RC holes were drilled for a total f 1,314 metres and 5 of these holes were used as pre- collars to extend the holes by diamond coring, with a total of 442.8m of diamond cored hole being drilled.

Best intercepts include (brackets show drillhole number):

•  25m at 3.89g/t gold from 48m, oxide including 19m at 4.93g/t gold from 53m, oxide 10m at 1.04g/t gold from 79m, oxide 5.4m at 3.89g/t gold from 100.2m, sulphide 12.0m at 3.15g/t from 138m, sulphide (RC1550dd)

•  9.8m at 2.78g/t gold from 122.4m, sulphide including 7.0m at 4.00g/t gold from 169.9m, sulphide 2.0m at 5.72g/t gold from 180.9m, sulphide (RC1568dd)

•  10m at 1.59g/t gold from surface, oxide
13m at 2.83g/t gold from 58m, sulphide including 1m at 12.9g/t gold from 70m, sulphide 30m at 1.08g/t gold from 90m, sulphide (RC1574)

RC pre-collar Pigiput sulphide drilling

Exploration at Samat focused on drilling the peripheries of all the Samat deposit. Total drilling completed comprised; 9 RC holes for 344 metres at East Samat, 18 RC holes for 612 metres at North Samat, and 16 RC holes for 633 metres and 2 diamond drill holes for 353.2m at South Samat. The mineralisation outside the Samat pits is patchy and drilling generally confirmed that trend, however some contiguous gold mineralised zones outside the current pit limits were identified, particularly on the western side of South Samat.

Best intercepts include (brackets show drillhole number):

•  5m at 1.84g/t gold from 5m, (RC1436)

•  8m at 5.51g/t gold from 1m, (RC1437)

•  6m at 4.49g/t gold from 1m, (RC1438)

•  3m at 2.08g/t gold from 1m, (RC1439)

Annual Report 2007-2008

Exploration Review

The Adora prospect located east of the South Samat pit had 14 RC holes for 751 metres and 6 diamond drill holes for 729.4 metres completed. The drilling at Adora was designed to test oxide horizons as well as underlying sulphides defined by IP surveys. The drilling revealed thin and scattered, generally low grade, gold mineralisation in the oxides and the sulphides tested.

Best intercepts include (brackets shows drillhole number):

•  6m at 2.19g/t gold from 7m, (RC1404)

•  14m at 1.19g/t gold from 16m, (RC1406)

•  6.9m at 8.11g/t gold from 47.1m,
1.0m at 4.01g/t gold from 70.0m (SdH007)

A fence of 11 RC drill holes for a total of 848 metres was used to test ground south of the Patan Prospect which is located approximately 1 kilometer east of Sorowar.

Previous drilling by Kennecott in 1990 had intercepted surface and near surface gold mineralisation including; 18m at 2.64g/t gold from surface(RC433), 7m at 1.30g/t gold from surface (RC436), and 2m at 21.9g/t gold from 4 metres (RC441). There was also a 5m channel sample that graded 204.2g/t gold. Recent "C" horizon soil samples taken south of Patan resulted in anomalous gold values ranging from 0.67 up to 4.46g/t. The drilling failed to intersect any significant mineralisation with the best intercept being 1 metre at 3.58g/t gold from 104 metres in hole RC1426.

Surface sampling was conducted in areas where drill access tracks and pads were constructed as well as samples taken from outcrop, float, creek sediments, and soils. Systematic sampling of the soil "C" horizon (the lowest horizon closest to bedrock) by bucket auger from depths to 5 metres was taken along IP survey lines at 50 metre spacing, as well as other areas of interest off the survey lines. A total of 1,920 "C" horizon and 233 other surface samples were collected and numerous gold anomalies identified at, but not limited to, NW Sorowar, Kekenminda and Matanabol Creeks, Patan, Pigiput east Adora, Bekou and Pigicow.

Samat and Adora drillhole locations

Allied Gold Limited

Exploration Review

RC drilling South Samat	Gold soil geochemistry Simberi Island

Annual Report 2007-2008

Exploration Review

IP traverse lines Simberi Island	Tabar Islands showing deposits and prospects

Ground geophysical IP surveys consisted of traverses north-south on the eastern side of Simberi Island, with some extending from coast to coast. Total length surveyed was 31.4 line kilometres; lines were generally spaced at 400m although this was shortened to 200 metres in selected areas of interest.

IP has been used at Tabar since 1997 and has proved to be an effective tool in identifying electrically chargeable zones associated with sulphides and some types of alteration associated with epithermal gold mineralisation. The technique can also define electrically resistant zones that may be associated with siliceous rocks that could also be associated with gold mineralisation. All of the IP data collected since 1997 is currently being interpreted, reviewed, and reconciled against known zones of gold mineralisation. The report will be available in the second half of 2008 and will be used to target potential gold mineralised zones.

Tatau and Big Tabar EL609

Exploration was carried out mainly on the northern end of Big Tabar Island over the Tupinda and Fotombar calderas. Previous mapping and sampling at Tupinda had identified anomalous gold and gold-copper- molybdenum zones. In 2007 IP surveys were completed over the Tupinda and Fotombar areas for a total of 30.5 line kilometers. In addition 1,632 "C" horizon auger samples and 236 other soil and outcrop samples were collected. The IP data is currently being reviewed and results will be available in the second half of 2008. The soil "C" horizon sampling has confirmed anomalous gold, copper and molybdenum within the Tupinda caldera. There has been no history of drilling being carried out at Tupinda. However at Fotombar 6 RC holes for a total of 625 metres were drilled and 4 of these holes had diamond cored tails drilled in the late 1980's for a total of 830m. Best results were 77m at 1.43g/t gold from 99m (1093RC) and 14m at 1.17g/t gold from 98m (1097RC).

Allied Gold Limited

Exploration Review

Gold soil geochemistry north Big Tabar

In March 2008 a Letter of Intent was signed between barrick Gold Corporation and Allied giving barrick the option to acquire up to 70% interest in the exploration Licence 609 on Tatau and Big Tabar Islands, as part of the Tabar Islands Group Project, through a Farm-in and Joint Venture. Barrick is required to sole fund AUd$8M of exploration expenditure within 4 years to earn a 51% interest, with another AUd$12M required within the next 4 year period to earn a 70% interest in the exploration licence. Additionally, Barrick subscribed for 17,647,059 shares at AUd$0.85, representing 4.7% of the enlarged share capital of the company.

Barrick commenced field reconnaissance work in June 2008 and is scheduled to commence a drill program later in 2008. The drilling will be undertaken using helicopter transportable diamond drills and will commence at the Tupinda Prospect. There are currently 19 identified gold and gold-copper prospects on Tatau and Big Tabar Islands that have had no or little drilling applied. Barrick's second target will be the banasa gold-copper prospect located in a large extinct volcanic caldera on the southern end of Big Tabar Island. Previous exploration included a single diamond drill hole (BA01) drilled in 1989 that intersected elevated gold and copper values including; 38m at 0.88g/t gold and 0.13% copper from 89m, and 61m at 0.62g/t gold and 012% copper from 190m.

In 2009 Barrick intends to undertake drilling at the Kupo copper prospect located in north-west Tatau. They will also conduct an airborne geophysical eM survey over the entire Tabar Island Group in the second half of 2008. The survey will be carried out using a helicopter flying at low altitude on 400m spaced north-south lines. It is anticipated the eM technique will locate resistive zones that could represent silicification that can be associated with gold and other mineralisation.

Annual Report 2007-2008

Other Projects

Mexico Mapimi

Allied Gold Limited through its subsidiary company Nord Pacific de Mexico S.A de C.V. holds an exploitation licence covering 3,938ha in the Mapimi mining district of the Sierra Madre Occidental in the northeast part of the state of Durango, Mexico.

The project area is situated about 45 kilometres north-northwest of the major cities of Gomez Palacio and Torreon. Allied Gold's project area surrounds the historic Mapimi mining district (or Ojuela district) which historically produced high-grade silver, lead and zinc ore for Penoles at its smelter located at the nearby town of Mapimi during the period from about 1890 to 1920. between 1920 and 1931 Mapimi ore was transported to smelters located at Torreon or Monterrey.

Hayward and Triplett (1931) report production from Penoles mining activities at Mapimi between 1893 to 1931 to be 3.8 million tonnes at 3.7g/t Au, 462g/t Ag and 14.9%Pb. Although production figures for the pre- and post Penoles production period (from 1892 to the early 1930's) are less reliable, Megaw and others (1988) estimate overall production from the Mapimi mining centre (including Spanish production after discovery in 1598), principally from oxides of:

•  In chimneys or pipes - averaging 10% Pb, 15% Zn, 500g/t Ag, 3g/t Au

•  in mantos - averaging 8.5% Pb, 11% Zn, 200g/t Ag

The Company considers that the Mapimi property holds outstanding potential for the discovery of oxide/ sulphide bearing polymetallic carbonate-hosted replacement deposits with excellent existing road access, favourable topography, a nearby rail line and supportive local community for mining activities. A recent review of regional magnetics has indicated that all of the old mine locations are sited on or adjacent to magnetic highs that possibly represent the underlying igneous bodies that are likely to be related to the mineralisation. These magnetic highs are also positioned under cover in Allied's concession to the north. Importantly, although the interpreted mineralised trend continues north into Allied Gold's concession under transported cover material, apart from historic workings which crop out in the western and eastern parts of the area. The majority of the prospective trend has never been drilled or subjected to modern exploration other than limited CSAMT orientation geophysical surveys. The Company considers that future work programmes should focus on appropriate geophysical surveys and drilling.

Allied Gold Limited

2008
FinAnCiAL RepoRt

22

Annual Report 2007-2008

2008 Financial Report
Contents

Director's Report	23

Income Statements	39

balance Sheets	40

Statements of Changes In equity	41

Statements of Cashflows	45

Notes to the Financial Report	46

Director's Declaration	89

Auditor's Independence Declaration	90

Auditor's Report	91

Allied Gold Limited

Directors' Report

The directors present their report, together with the financial report of Allied Gold Ltd ("the Company") and its controlled entities ("Allied Gold") for the year ended 30 June 2008

Directors

The directors of the Company in office at any time during or since the end of the financial period are named below. directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Mr Mark V Caruso
Mr Gregory H Steemson
Mr Anthony Lowrie
Mr Richard Johnson (appointed 7 January 2008)
Mr Jeffrey J Moore (resigned 7 July 2008)
Mr Grant J Brock (resigned 4 January 2008).

Information on Directors

Mr Mark V Caruso | executive Chairman
Mr Caruso is a director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000). Former directorships of public listed companies in the last 3 years are CI Resources Limited (October 2003 until May 2007) and ORT Limited (August 2003 until August 2005).

Mr Gregory H Steemson | Non-executive director Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects. He is also a director of Mineral Commodities Limited (since January 2001). Former directorships of public listed companies in the last 3 years include Sandfire Resources NL (June 2003 until August 2007). Mr Steemson is a member of the Remuneration Committee.

Mr Anthony Lowrie | Non-executive director Mr Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973 and is currently a managing director of ABN AMRO bank based in London. Mr Lowrie is currently a director of Kenmare Resources PLC, Quadrise Fuels International, the Thai euro Fund and the edinburgh dragon Fund. His former directorships include Jd Wetherspoon PLC.

Mr Richard Johnson | Managing director and Chief executive Officer Mr Johnson is a qualified mining engineer and a fellow of AusIMM. He has more than 25 years of mining experience with Australian and international mining companies, gaining exposure to a number of commodities with a particular emphasis on the gold sector. Mr Johnson was previously a director of emperor Mines Ltd. Mr Johnson is a member of the Remuneration Committee.

Mr Jeffrey J Moore | Non-executive director (resigned 7 July 2008)
Mr Moore has more than 20 years of exploration and mining industry experience with Australian publicly listed companies since graduating as a geologist in Western Australia. during the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities. He is also a director of Great Australian Resources Limited (since November 2005). Mr Moore resigned as a director of the company on 7 July 2008. Mr Moore is a member of the Remuneration Committee.

Mr Grant J Brock | executive director/Chief Operating Officer (resigned 4 January 2008)

Mr brock has extensive experience in the mining industry, has held executive management positions in the construction, development and operation of gold, base metal and industrial minerals mines. He also has experience in acquisitions and project development. Mr Brock has not held any other public company directorships in the past 3 years. Mr brock was a member of the Remuneration Committee.

Annual Report 2007-2008

Directors' Report

Company Secretary

Mr Peter Torre was the Company Secretary of the Company from the beginning of the reporting period until the date of this report.

Mr Torre is the principal of the corporate advisory firm Prospera Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Prospera Corporate, Mr Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate services division for over 9 years where he also held the position of Chairman of the National Corporate Services Committee. Mr Torre holds a bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company directors.

Directors' Meetings

The number of directors' meetings and number of meetings attended by each of the directors of the Company during the financial period under review are:

	Meetings held*	Meetings attended
Mark Caruso	8	7
Greg Steemson	8	7
Anthony Lowrie	8	8
Richard Johnson	4	4
Jeffrey Moore	8	5
Grant brock	4	4

* Reflects the number of meetings held during the time the director held office during the year. The Remuneration Committee did not meet during the year.

Principal Activities

The principal activities of Allied Gold during the course of the year were the exploration for gold, the construction of gold producing infrastructure and the mining and processing of gold. These activities mainly involved Allied Gold's wholly owned Simberi Gold Oxide Project, located in offshore Papua New Guinea. Commissioning of the Simberi process plant commenced in early 2008 and the Simberi Oxide Gold Project poured its first gold in February 2008.

Results

The consolidated operating loss after tax was $9,538,963 (2007: loss $1,880,611).

dividends Paid or Recommended

No dividends were paid or declared during or in respect of the financial year ended 30 June 2008 (2007: nil).

Review of Operations

The principal focus of the company over the year was the construction and commissioning of the mining infrastructure and process plant for the Simberi Oxide Gold project.

Allied Gold poured its first gold in February 2008 and produced a total of 33,068 ounces of gold during the financial year (2007: nil ounces). Key operating statistics for the mining and processing activities for the period of active production from February 2008 to June 2008 are summarised in the table following.

Allied Gold Limited

Directors' Report

Key operating statistic	Unit of measure	Volume
Waste mined	tonnes	81,390
Ore mined	tonnes	416,627
Ore processed	tonnes	411,297
Grade	g/t gold	2.95
Recovery	%	84.3
Gold produced	ounces	33,068
Gold sold	ounces	28,364

Other significant events during the financial year included:

•  In the first quarter of the financial year the Group made the initial drawdown under a US$25 million finance facility for the Simberi Project. As a condition precedent to the facility, the Group hedged 170,000 ounces of gold at an effective price of US$700 per ounce for delivery between March 2008 and december 2011. A Participating Gold Forward Option which enables the Group to participate in any price upside above US$700 per ounce was entered into in relation to 68,000 ounces of the hedging program.

•  In January 2008, the Company raised approximately $10.5 million through an institutional share placement to existing shareholders at a price of $0.72 per share. These funds were applied to project expenditure as an alternative to drawing fully on the financing facility.

•  In March 2008 the Group signed a Letter of Intent with Barrick Gold Corporation whereby Barrick will individually fund up to $20 million of exploration expenditure in order to gain a 70% interest in the exploration licence that encompasses Big Tabar and Tatau Islands. Upon execution of the Letter of Intent, Barrick subscribed for 17,647,059 fully paid ordinary shares in the Company at a price of $0.85 per share, injecting a total of $15 million into the Group.

•  In April 2008, the Company issued 1,000,000 fully paid ordinary shares to Kennecott explorations (Australia) Ltd and 352,112 fully paid ordinary shares to Niugini Mining Limited as consideration for relinquishment of each Company's claw back right under the original purchase agreement to acquire the Simberi, Tatau and Tabar Islands projects.

during the financial year the Group continued to progress its exploration activities. In the first half of the year the group took delivery of four exploration drill rigs that were purchased at the end of the previous financial year. Since late 2007, exploration activities have focused on exploration drilling programmes that could lead to a revised resource and reserve statement to warrant an expansion of the newly commissioned oxide project. Assay results received to the end of the financial year from the Sorowar drilling program were very encouraging and indicated potential for further extensions of the Sorowar deposit to the south east, north west, and west. Drilling was also commenced north of the Pigiput deposit. Reinterpretation of the known mineralisation at Pigiput Ridge was followed by a geochemical soil survey resulting in a gold anomaly being defined to the east of the Pigiput oxide deposit. Initial results from the Pigiput east drill program have identified a new zone of gold mineralisation.

It is anticipated that the drilling program will be completed in the first quarter of the 2008/09 financial year and the results incorporated in a new resource estimation to be carried out during the second half of calendar 2008. Regional exploration was carried out within the exploration licence in the Tupinda area located on Tabar Island.

Significant Changes in State of Affairs

Capital Raisings

As noted in the Review of Operations, the Company completed the following capital raisings during the financial period:

•  $10.5 million through an institutional share placement to existing shareholders at a price of $0.72 per share in January 2008.

•  The issue to Barrick Gold Corporation of 17,647,059 fully paid ordinary shares in the Company at a price of $0.85 per share, injecting a total of $15 million into the Group.

Annual Report 2007-2008

Directors' Report

In addition, the following options were exercised during the year and converted into fully paid ordinary shares:

•  2,325,600 listed options converted into 2,325,600 fully paid ordinary shares at $0.20 each.

•  770,000 unlisted options converted into 770,000 fully paid ordinary shares at $0.50 each.

•  2,040,000 unlisted options converted into 2,040,000 fully paid ordinary shares at $0.40 each.

•  600,000 unlisted options converted into 600,000 fully paid ordinary shares at $0.45 each.

borrowings and Hedge program

In the first quarter of the financial year the Group made an initial drawdown under a US$25 million finance facility for the Simberi Project. As a condition precedent to the facility, the Group hedged 170,000 ounces of gold at an effective price of US$700 per ounce for delivery between March 2008 and december 2011. A Participating Gold Forward Option which enables the Group to participate in any price upside above US$700 per ounce was entered into in relation to 68,000 ounces of the hedging program.

Subsequent events

On 7 August 2008, the Company completed a placement of 33,988,551 fully paid ordinary shares at $0.31 per share to raise approximately $10,536,431.

Mr Jeffrey J Moore resigned as a director on the 7 July 2008.

except for the above, no other matter or circumstance has arisen since 30 June 2008 that has significantly affected, or may significantly affect:

(a)  the Group's operations in future financial years, or

(b)  the results of those operations in future financial years, or

(c)  the Group's state of affairs in future financial years.

Future developments, Prospects and business Strategies

A number of Group wide improvement processes are being assessed with the objective of having many of these implemented during the financial year ending 30 June 2009 as operations achieve a steady state of production:

•  Augment the scoping activities surrounding the potential for a significant expansion of the Oxide plant beyond its current capacity of 2.2 million tonnes per annum.

•  Commencement of various plant modifications to immediately optimise the existing configuration and to potentially ready the facility for future expansion initiatives.

It is anticipated that an update to the Group's reserve statement will be completed in late September to early October. The results of this update will influence the Group's decision whether to proceed with the proposed plant expansion program referred to above.

In the opinion of the directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

Options

The number of options for ordinary shares on issue at the date of this report is 17,333,261 unlisted options. Options do not entitle the holder to receive dividends paid to ordinary shareholders, to vote at shareholder meetings or to participate in any future share issues.

New issues of options and options exercised in the period were as follows.

Allied Gold Limited

Directors' Report

Date of Grant	No of Options	Exercise Price	Expiry date
Balance at 1 July 2007	2,685,601	$0.20	30 June 2007
	750,000	$0.80	31 Dec 2008
	2,040,000	$0.40	31 Aug 2008
	3,850,000	$0.50	31 Dec 2008
	9,325,601
- Options exercised in the period	(5,735,600)
- Options lapsed during the period	(610,001)
- Options issued 21 November 2007	640,000	$0.50	30 Oct 2009
- Options issued 22 december 2007	713,261	$0.72	30 June2009
- Options issued 21 december 2007	1,000,000	$0.40	31 Dec 2008
- Options issued 21 december 2007	1,000,000	$0.44	31 Dec 2008
- Options issued 28 April 2008	4,000,000	$0.45	31 Dec 2009
- Options issued 28 April 2008	1,000,000	$0.80	31 Dec 2010
- Options issued 28 April 2008	1,000,000	$1.00	31 Dec 2010
- Options issued 28 April 2008	1,000,000	$1.25	31 Dec 2010
- Options issued 28 April 2008	1,000,000	$1.50	31 Dec 2010
- Options issued 28 April 2008	1,000,000	$2.00	31 Dec 2010
- Options issued 11 June 2008	400,000	$0.80	31 Dec 2010
- Options issued 11 June 2008	400,000	$1.00	31 Dec 2010
- Options issued 11 June 2008	400,000	$1.25	31 Dec 2010
- Options issued 11 June 2008	400,000	$1.50	31 Dec 2010
- Options issued 11 June 2008	400,000	$2.00	31 Dec 2010
balance at 30 June 2008	17,333,261

No options were exercised in the period between 30 June 2008 and the date of this report.

Annual Report 2007-2008

Directors' Report

Directors' Interests

The relevant interest of each Director in the share capital of the Company as recorded in the Register of Directors' Shareholdings as at the date of this report is:

Director	Fully Paid Ordinary Shares		Options
	Direct	Indirect	Direct	Indirect
Mark Caruso	3,794,168	1,783,525	3,400,000	-
Anthony Lowrie	1,635,460	-	2,000,000	-
Greg Steemson	600,000	500,000	-	-
Richard Johnson	55,000	-	5,000,000	-

Remuneration report - audited

The remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration. b. Details of remuneration C. Service Agreements d. Share-based compensation E. Additional Information. A. Principles used to determine the nature and amount of remuneration

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations, the board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations regarding the structure and value of those packages. Remuneration packages are reviewed with due regard to performance and other relevant factors.

Remuneration packages may contain the following key elements:

(a)   directors Fees;

(b)   Salaries & consultancy fees;

(c)   Benefits - including provision of motor vehicle, superannuation; and

(d)   Incentive payments including share based payments.

Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of, the individual director. Non-executive directors' fees and payments are reviewed annually by the Board. executives are offered a competitive base pay that consists of fixed components plus bonus entitlements that are payable at the Board's discretion. Base pay for senior executives is reviewed annually to ensure each executive's pay is competitive with the market. Total base pay can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the individual executive's discretion.

The Company's constitution does not require directors to hold any shares in the Company. However, to align director's interests with shareholders interests the directors are encouraged to hold shares in the Company.

Allied Gold Limited

Directors' Report

b. Details of Remuneration

The key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited and those executives that reported directly to the Executive Chairman prior to 1 January 2008 or to the Chief executive Officer after that date as follows:

-  Mr Frank Terranova, Chief Financial Officer (appointed 1 May 2008)

-  Mr Albert Longo, Chief Financial Officer (until 30 April 2008)

-  Mr Bob Burban, exploration Manager (resigned 18 March 2008)

-  Mr Ross Hastings, Manager Resource and Development

-  Mr Fergus Hart, Resident Manager Simberi Operations

-  Mr Grant Brock, Chief Operating Officer (resigned 4 January 2008)

All elements of remuneration are not directly related to performance. There were no cash bonus payments made to key management personnel in the current or prior financial years. All options issued in the current and prior period vested immediately and there were no unvested options at the end of the reporting period (2007: nil).

Details of the remuneration of directors and the key management personnel of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables on pages 31-34.

Annual Report 2007-2008

Directors' Report

		Cash Salaries and Fees $	Other non- monetary benefits $	Post- employment Benefits $	Share based benefits $	Total $
Non-Executive Directors

Anthony Lowrie (iv)	2008	72,000	-	-	921,080	993,080
	2007	18,000	-	-	-	18,000

J Moore (i),(iv)	2008	36,000	-	3,240	-	39,240
	2007	36,000	-	3,240	-	39,240

G Steemson(iv)	2008	72,000	-	-	-	72,000
	2007	75,106	-	-	-	75,106
Executive Directors

M Caruso, Executive	2008	392,400	-	-	1,521,551	1,913,951
Chairman(iv)

	2007	300,000	-	-	-	300,000

R Johnson, Managing	2008	170,810	-	15,373	847,864	1,034,047
Director and Chief
executive Officer(ii),(iv)
	2007	-	-	-	-	-
Former Directors

G brock, Chief	2008	147,981	-	155,151	-	303,132
Operating Officer
(iii),(iv),(vi)	2007	149,673	-	67,776	27,900	245,340

*
Salary, fees and benefits includes gross salary and fees, fringe benefits professional memberships and subscriptions, allowances, and leave entitlements. The Company has also paid insurance premiums in respect of directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

(i)	J Moore resigned as a director on 7 July 2008.

(ii)	R Johnson was appointed as Chief executive Officer and Managing director on 1 January 2008.

(iii)	G Brock resigned on 8 January 2008.

(iv)	employed by Allied Gold Limited.

(v)
Options issued in the current and prior financial years were not subject to vesting conditions and vested on the date of issue. except for 600,000, $0.45 options exercised by M Caruso on 30 June 2008 were no options issued during the current reporting period that were exercised or lapsed during the period. The intrinsic value of the options exercised on the exercise date was $6,300.

(vi)	500,000 options issued to G Brock in a prior year lapsed subsequent to his resignation.

Allied Gold Limited

Directors' Report

		Number of options granted and vested during the year (v)	Options as a % of total	Number of ordinary shares issued on exercise of options(v)	Date of exercise of options	Price per option when exercised $
Non-Executive Directors

Anthony Lowrie (iv)	2008	2,000,000	93%	-	-	-
	2007	-	-	-	-	-

J Moore (i),(iv)	2008	-	-	-	-
	2007	-	-	2,000,000	14 June 2007	$0.30, $0.40

G Steemson(iv)	2008	-	-	-	-
	2007	-	-	1,300,000	29 June 07	$0.20,$0.30
Executive Directors

M Caruso,	2008	4,000,000	79%	1,000,000	2 October 2007	$0.40
Executive				1,040,000	30 October 2007	$0.40

Chairman(iv)				600,000	30 June 2008	$0.45
	2007	-	-	3,000,000	29 June 2007	$0.20,$0.30,$0.40

R Johnson, Managing	2008	5,000,000	82%	-	-	-
Director and Chief
executive Officer(ii),(iv)	2007	-	-	-	-	-
Former Directors

G brock, Chief	2008	-	-	500,000	6 March 2008	$0.50
Operating Officer
(iii),(iv),(vi)	2007	1,000,00	11%	-	-	-

(i)	J Moore resigned as a director on 7 July 2008.

(ii)	R Johnson was appointed as Chief executive Officer and Managing director on 1 January 2008.

(iii)	G Brock resigned on 8 January 2008.

(iv)	employed by Allied Gold Limited.

(v)
Options issued in the current and prior financial years were not subject to vesting conditions and vested on the date of issue. except for 600,000, $0.45 options exercised by M Caruso on 30 June 2008 were no options issued during the current reporting period that were exercised or lapsed during the period. The intrinsic value of the options exercised on the exercise date was $6,300.

(vi)	500,000 options issued to G Brock in a prior year lapsed subsequent to his resignation.

Annual Report 2007-2008

Directors' Report

		Cash Salaries and Fees $	Other non- monetary benefits $	Post- employment Benefits $	Share based benefits $	Total $
Key Management Personnel

F Hart(vii)	2008	252,012	-	22,680	-	274,692
	2007	240,000	-	21,600	20,375	281,975

F Terranova(viii), (ix)	2008	43,578	-	3,922	35,578	83,078
	2007	-	-	-	-	-

R Hastings (viii)	2008	200,866	-	18,078	-	218,944
	2007	189,134	-	17,022	-	206,156

Former Key
Management Personnel

B Burban(viii),(x),(xiii)	2008	162,949	-	13,152	-	176,101

	2007	159,997	-	14,399	20,375	194,771

A Longo (viii),(xi)	2008	150,000	-	13,500	-	163,500
	2007	140,000	-	12,600	20,375	172,975

Total compensation: key	2008	1,700,596	-	245,096	3,326,073	5,271,765
management personnel
(consolidated	2007	1,307,910	-	136,628	89,025	1,533,563
Total compensation: key	2008	1,448,584	-	108,410	3,326,073	4,997,073
management personnel
(company)	2007	1,067,910	-	115,028	68,650	1,251,588
*
Salary, fees and benefits includes gross salary and fees, fringe benefits professional memberships and subscriptions, allowances, and leave entitlements. The Company has also paid insurance premiums in respect of directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

(vii)	employed by Simberi Gold Company

(viii)	employed by Allied Gold Limited.

(ix)	F Terranova appointed Chief Financial Officer on 1 May 2008.

(x)	B Burban resigned on 18 March 2008. 250,000 options issued to B Burban in a prior period lapsed subsequent to his resignation.

(xi)	A Longo resigned as Chief Financial Officer on 30 April 2008 but was employed by the Company until 30 June 2008.

(xii)
Options issued in the current and prior financial years were not subject to vesting conditions and vested on the date of issue. There were no options that were issued and that were exercised or lapsed during the current reporting period.

Allied Gold Limited

Directors' Report

		Number of options granted and vested during the year (v)	Options as a % of total	Number of ordinary shares issued on exercise of options(v)	Date of exercise of options	Price per option when exercised $
Key Management Personnel

F Hart(vii)	2008	-	-	-	-	-
	2007	500,000	7%	-	-	-

F Terranova(viii), (ix)	2008	2,000,000	43%	-	-	-
	2007	-	-	-	-	-

R Hastings (viii)	2008	-	-	-	-	-
	2007	-	-	-	-	-

Former Key
Management Personnel

B Burban(viii),(x),(xiii)	2008	-	-	50,000	22 december 2007	$0.50
				100,000	9 April 2007	$0.50
				100,000	15 May 2008	$0.50
	2007	500,000	10%	-	-	-

A Longo (viii),(xi)	2008	-	-	-	-	-
	2007	500,000	12%	-	-	-

Total compensation: key	2008	13,000,000	63%	2,890,000
management personnel
(consolidated	2007	2,500,000	6%	6,300,000
Total compensation: key	2008	13,000,000	63%	2,890,000
management personnel
(company)	2007	2,000,000	6%	6,300,000

(vii)	employed by Simberi Gold Company

(viii)	employed by Allied Gold Limited.

(ix)	F Terranova appointed Chief Financial Officer on 1 May 2008.

(x)	B Burban resigned on 18 March 2008. 250,000 options issued to B Burban in a prior period lapsed subsequent to his resignation.

(xi)	A Longo resigned as Chief Financial Officer on 30 April 2008 but was employed by the Company until 30 June 2008.

(xii)
Options issued in the current and prior financial years were not subject to vesting conditions and vested on the date of issue. There were no options that were issued and that were exercised or lapsed during the current reporting period.

Annual Report 2007-2008

Directors' Report

C. Service Agreements

There were formal service agreements with directors and key management personnel. On appointment to the board, all non-executive directors enter into a service agreement with the company, in the form of a letter of appointment. The letter summarises the board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Managing director, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the employee Share Option Scheme. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, executive Chairman

•  No formal agreement is in place.

•  Base payments of $392,400 for the year ended 30 June 2008. Reviewed annually by the Remuneration Committee.

G Steemson, Non Executive Director

•  Fixed term of 2 years commencing 1 August 2006.

•  Total fixed remuneration of $72,000 per annum.

•  Four weeks notice of termination. On termination by the Company entitled to payment of base salary that would have been payable had the full term of the contract been carried out.

A Lowrie

•  Appointed 8 March 2007 with no fixed term.

•  Total fixed remuneration of $72,000.

•  entitled to receive one million options exercisable at $0.40 and one million options exercisable at $0.44 subject to shareholder approval.

•  Appointment may be terminated in accordance with the Constitution of the Company.

R Johnson, Chief executive officer and Managing director (appointed 1 January 2008)

•  Fixed term of 3 years commencing 1 January 2008.

•  Total fixed remuneration of $380,000, inclusive of superannuation, reviewed annually by board of Directors.

•  Issued with 5 million options on appointment. The options are in five parcels of one million options exercisable at $0.80, $1.00, $1.25, $1.50 and $2.00 respectively. All options expire on 31 december 2010.

•  entitled to a performance bonus based upon the satisfaction of certain key performance indicators ("KPI's"). The quantum of the bonus and the KPI's are to be set by the Board of directors for each financial year commencing the financial year ending 30 June 2009.

•  Four weeks notice of termination. On termination by the Company entitled to payment of base salary that would have been payable had the full term of the contract been carried out. In the event of the position being made redundant following a takeover of the Company and the term to expiry of the employment contract is less than one year, then entitled to a minimum of 1 times base salary and entitlements at the time of the takeover.

G Brock, Chief Operating Officer and director (resigned 4 January 2008)

•  Appointment as Chief Operating Officer and director terminated on 4 January 2008.

•  Base salary exclusive of superannuation was $285,000 per annum.

F Terranova, Chief Financial Officer (appointed 1 May 2008)

•  No fixed term.

•  Issued with 2 million options on appointment. The options are in five parcels of four hundred thousand options exercisable at $0.80, $1.00, $1.25, $1.50 and $2.00 respectively. All options expire on 31 december 2010.

•  entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chief executive Officer commencing the financial year ending 30 June 2009.

•  eight weeks notice of termination. On termination by the Company entitled to termination pay ranging from twelve months to six months total fixed remuneration depending on length of service at the time that termination of employment occurs.

•  Total fixed remuneration of $285,000, inclusive of superannuation

A Longo, Chief Financial Officer (until 30 April 2008)

•  Appointment as Chief Financial Officer terminated on 30 April 2008. Continued to be employed by the Company in another capacity for the remainder of the financial year.

Allied Gold Limited

Directors' Report

•  Base salary, exclusive of superannuation, was $150,000 per annum.

F Hart, General Manager Simberi Gold Company

•  No fixed term

•  Total fixed remuneration of $252,000 inclusive of superannuation, subject to periodic review.

•  entitled to four week's pay on termination.

R Hastings, General Manager Resource and Development

•  No formal agreement in place.

•  Total fixed remuneration of $200,000 inclusive of superannuation, subject to periodic review.

•  entitled to four week's pay on termination.

B Burban, General Manager exploration (resigned 18 March 2008)

•  Appointment terminated on 18 March 2008.

•  Base salary, exclusive of superannuation, was $160,000 per annum.

For the periods ended 30 June 2008 and 30 June 2007 all remuneration of key management personnel comprised fixed remuneration; no amounts of remuneration were at risk under short or long term incentive arrangements.

D. Share based Compensation

Options

Options were granted under the Allied Gold employee Option Plan which was approved by shareholders at the 2006 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the board.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the board.

The terms and conditions of each grant of options effecting remuneration in the previous, this or future reporting periods are as follows:

			Option value at
Grant Date	Expiry Date	Exercise Price	grant date	Date Exercisable
12 June 2006	31 december 2008	$0.50	$0.16	From date of grant.
1 March 2007	31 december 2008	$0.50	$0.04	From date of grant.
21 November 2007	31 October 2009	$0.50	$0.41	From date of grant.
21 december 2007	31 december 2008	$0.40 and $0.44	$0.46	From date of grant.
28 April 2008	31 december 2008	$0.45	$0.38	From date of grant.
28 April 2008	31 december 2010	$0.80 to $2.00	$0.08 to $0.27	From date of grant
11 June 2008	31 december 2010	$0.80 to $2.00	$0.01 to $0.06	From date of grant.

Annual Report 2007-2008

Directors' Report

The options carry no dividend or voting rights. each option is convertible into one ordinary share in Allied Gold Limited when exercised.

Details of options over ordinary shares in the company provided as remuneration to each director of Allied Gold Limited and each of the key management personnel of the Group are provided in the remuneration tables presented in Section b of this report.

The assessed fair value at grant date of options to the individuals is allocated equally over the period from grant date to vesting date and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using the black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The model inputs for the options granted during the year ended 30 June 2008 included:

Grant Date	Director options	Employee options	Director options	Employee options
Exercise price	$0.40 - $0.44	$0.50	$0.45 - $2.00	$0.80 - $2.00
Grant date	21/12/2007	21/11/2007	28/3/2008	11/6/2008
Expiry date	31/12/2008	31/10/2009	31/12/2008 and	31/12/2010
			31/12/2010
Share price at	$0.72	$0.75	$0.75	$0.65
grant date
Expected price	70%	70%	50%	50%
volatility of shares
Expected dividend	0%	0%	0%	0%
yield
Risk free	6.35%	6.35%	6.31%	8.11%
interest rate

The amounts paid per ordinary share by each director on the exercise of options as the date at exercise are presented in the remuneration tables presented in Section b of this report.

On 30 June 2008 M Caruso exercised 600,000 $0.45 options that were issued on 28 April 2008; no other options issued during the year also lapsed or were exercised during the year. At the time of their issue on 28 April 2008, the fair value of the options exercised by Mr Caruso was $0.38 per option; the intrinsic value of the options when exercised on 30 June 2008 was $0.14 per option.

As at 30 June 2008, an amount of $270,000 was receivable in respect of options that were converted into shares on 30 June 2008. This amount was received by the Company on 2 July 2008.

E. Additional Information

As the Group has only recently transitioned into gold production and is continuing the process of establishing a stable operating base, it is considered impractical to provide a meaningful measure of Group performance in relation to executive remuneration.

It is intended that as the Group's operations stabilise that a more structured performance measurement and reward framework for key management personnel will be designed and implemented in consultation with the Remuneration Committee. It is anticipated that such a framework will include the establishment of key performance indicators that align executive remuneration with Group performance and shareholder returns.

Schedule of mining tenements

Mining Tenements currently held by the Group are:

The Simberi Mining Joint Venture owns ML136 covering the eastern portion of Simberi Island, the northernmost island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar exploration Joint Venture owns eL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

Allied Gold Limited

Directors' Report

Environmental regulations

In the course of its normal mining and exploration activities the Group adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Company has complied with all material environmental requirements up to the date of this report.

Insurance of directors and officers

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers. This contract prohibits disclosure of the nature of the liability and the amount of the premium.

Proceedings on behalf of the company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The Company was not a party to any such proceedings during the year.

Other information

The registered office and principal place of business of the Company is Unit 15, 51-53 Kewdale Road, Welshpool, Western Australia, 6106.

Non-audit services

The Board of directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

•  all non - audit services are reviewed and approved by the Board of directors prior to commencement to ensure they do not adversely affect the integrity of the auditor; and

•  the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and APeS 110 Code of ethics for Professional Accountants.

The following fees for non - audit services were paid/payable to the external auditors during the year ended 30 June 2008:

Taxation $1,556
(BdO Kendalls Corporate Tax (WA) Pty Ltd)

Auditor's independence declaration

The auditor's Independence declaration as required under section 307C of the Corporations Act 2001 on page 90 forms part of the Directors' Report for the year ended 30 June 2008. This relates to the audit report, where they state that they have issued an independent declaration.

Signed in accordance with a resolution of the Directors.

Mark Caruso
Executive Chairman
dated at Perth this 30th day of September 2008.

Annual Report 2007-2008

Income Statements
For the Year Ended 30 June 2008

		Consolidated		Parent Entity
		2008	2007	2008	2007
	Note	$	$	$	$

Revenue	6	23,393,798	-	-	-
Cost of sales	7	(18,557,003)	-	-	-
Gross profit		4,836,795	-	-	-
Corporate expenses		(3,081,159)	(2,826,386)	(3,081,159)	(2,995,927)
Other operating expenses	8	(4,827,049)	(816,386)	(1,323,148)	(107,639)
Share based remuneration		(3,590,530)	(89,025)	(3,590,530)	(89,025)
Operating loss		(6,661,943)	(3,731,797)	(7,994,837)	(3,192,591)
Other expenses	8	(2,252,388)	-	31,630	-
Other income	6	31,688	5,292	-	251,544
Financial income	6	533,365	1,845,894	439,322	2,365,560
Financial expenses	8	(1,189,685)	-	(79,264)	-
Loss before tax		(9,538,963)	(1,880,611)	(7,603,149)	(575,487)
Income tax benefit/(expense)	9	-	-	-	-
Loss after tax attributable to members of the parent entity		(9,538,963)	(1,880,611)	(7,603,149)	(575,487)
Basic and diluted earnings per share (cents)	23	(2.7)	(0.7)

The income statement is to be read in conjunction with the notes to the financial report.

Allied Gold Limited

Balance Sheets
As at 30 June 2008

		Consolidated		Parent Entity
		2008	2007	2008	2007
	Note	$	$	$	$
Current Assets
Cash and cash equivalents	28a	154,180	12,657,949	13,874	12,017,381
Trade and other receivables	10	1,758,073	81,277	330,529	8,449
Inventories	11	7,401,734	-	-	-
derivative financial instruments	12	314,212	-	-	-
Available for sale financial assets	13	-	474,419	-	474,419
Other assets	14	531,032	85,745	6,138	85,745
Total Current Assets		10,159,231	13,299,390	350,541	12,585,994
Non-Current Assets
Trade and other receivables	10	-	-	95,481,185	84,915,794
derivative financial instruments	12	3,495,855	-	-	-
Investments in controlled entities	30	-	-	31,675,293	5,988,206
Available for sale financial assets	13	1,185,074	1,447,200	1,185,074	1,447,200
Property, plant and equipment	15	130,034,534	68,834,971	325,762	347,806
Exploration and evaluation expenditure	16	10,406,786	30,002,238	-	-
Total Non-Current Assets		145,122,249	100,284,409	128,667,314	92,699,006
Total Assets		155,281,480	113,583,799	129,017,855	105,285,000
Current Liabilities
Trade and other payables	18	14,446,386	9,163,140	995,343	575,298
borrowings	19	8,561,286	-	-	-
derivative financial instruments	12	6,972,407	-	-	-
Provisions	20	365,819	-	184,849	-
Total Current Liabilities		30,345,898	9,163,140	1,180,192	575,298
Non-Current Liabilities
derivative financial instruments	12	18,911,174	-	-	-
borrowings	19	2,739,755	-	-	-
Provisions	20	2,584,870	2,424,861	-	-
Total Non-Current Liabilities		24,235,799	2,424,861	-	-
Total Liabilities		54,581,697	11,588,001	1,180,192	575,928
Net Assets		100,699,783	101,995,798	127,837,663	104,709,702
Equity
Contributed equity	21	133,686,704	105,794,580	133,686,704	105,794,580
Reserves	22	(16,956,167)	2,693,009	5,509,423	2,670,437
Accumulated losses		(16,030,754)	(6,491,791)	(11,358,464)	(3,755,315)
Total Equity		100,699,783	101,995,798	127,837,663	104,709,702

The balance sheet is to be read in conjunction with the notes to the financial report.

Annual Report 2007-2008

Statements of
Changes in Equity
For The Year Ended 30 June 2008

			Share-based
	Issued Capital	Accumulated Losses	payments reserve
Consolidated	$	$	$
At 1 July 2006	87,802,197	(4,611,180)	1,823,322
Revaluation of investments available for sale	-	-	-
Translation of foreign controlled entities	-	-	-
Total income recognised directly in equity during the year	-	-	-
Loss for the period	-	(1,880,611)	-
Total recognised income and expense during the year	-	(1,880,611)	-
Cost of equity raising	(737,074)	-	-
Share-based payments	-	-	89,025
Share placements	13,054,141	-	-
Conversion of options	5,675,316	-	-
At 30 June 2007	105,794,580	(6,491,791)	1,912,347
Changes in fair value of investments available for sale	-	-	-
Translation of foreign controlled entities	-	-	-
Changes in the fair value of cash flow hedges	-	-	-
Total income recognised directly in equity during the year	-	-	-
Loss for the period	-	(9,538,963)	-
Total recognised income and			-
expense during the year	-	(9,538,963)
Cost of equity raising	(543,123)	-	-
Share-based payments	-	-	3,590,530
Share placements	26,514,770	-	-
Conversion of options	1,920,477	-	-
At 30 June 2008	133,686,704	(16,030,754)	5,502,877

The above statement of changes in equity is to be read in conjunction with the notes to the financial report.

Allied Gold Limited

Foreign exchange	Available for sale invest-	Cash Flow Hedging
translation reserve	ments revaluation reserve	Reserve	Total
$	$	$	$
(23,070)	-	-	84,991,269
-	758,090	-	758,090
45,642	-	-	45,642
45,642	758,090	-	803,732
-	-	-	(1,880,611)
45,642	758,090	-	(1,076,879)
-	-	-	(737,074)
-	-	-	89,025
-	-	-	13,054,141
-	-	-	5,675,316
22,572	758,090	-	101,995,798
-	(751,544)	-	(751,544)
(414,648)	-	-	(414,648)
-	-	(22,073,514)	(22,073,514)
(414,648)	(751,544)	(22,073,514)	(23,239,706)
-	-	-	(9,538,963)
(414,648)	(751,544)	(22,073,514)	(32,778,569))
-	-	-	(543,123)
-	-	-	3,590,530
-	-	-	26,514,770
-	-	-	1,920,477
(392,076)	6,546	(22,073,514)	100,699,783

Annual Report 2007-2008

Statements of
Changes in Equity
For The Year Ended 30 June 2008

			Share-based
	Issued Capital	Accumulated Losses	payments reserve
Parent entity	$	$	$
At 1 July 2006	87,802,197	(3,179,828)	1,823,322
Change in fair value of investments available for sale	-	-	-
Total income recognised directly in equity during the year	-	-	-
Loss for the period	-	(575,487)	-
Total recognised income and expense during the year	-	(575,487)	-
Cost of equity raising	(737,074)	-	-
Share-based payments	-	-	89,025
Share placements	13,054,141	-	-
Conversion of options	5,675,316	-	-
At 30 June 2007	105,794,580	(3,755,315)	1,912,347
Change in fair value of investments available for sale	-	-	-
Total income recognised directly in equity during the year	(543,123)	-	-
Loss for the period	-	(7,603,149)	-
Total recognised income and expense during the year	(543,123)	(7,603,149)	-
Cost of equity raising	(543,123)	-	-
Share-based payments	-		3,590,530
Share placements	26,514,770	-	-
Conversion of options	1,920,477	-	-
At 30 June 2008	133,686,704	(11,358,464)	5,502,877

The above statement of changes in equity is to be read in conjunction with the notes to the financial report.

Allied Gold Limited

Foreign exchange	Available for sale investments
translation reserve	revaluation reserve	Total
$	$	$
-	-	86,445,691
-	758,090	758,090
-	758,090	758,090
-	-	(575,487)
-	758,090	182,603
-	-	(737,074)
-	-	89,025
-	-	13,054,141
-	-	5,675,316
-	758,090	104,709,702
-	(751,544)	(751,544)
-	(751,544)	(1,294,667)
-	-	(7,603,149)
-	(751,544)	(8,897,816)
-	-	(543,123)
-	-	3,590,530
-	-	26,514,770
-	-	1,920,477
-	6,546	127,837,663

Annual Report 2007-2008

Statements of
Cashflows
For The Year Ended 30 June 2008

		Consolidated		Parent Entity
		2008	2007	2008	2007
	Note	$	$	$	$
Cash flows from operating activities
Receipts from customers		21,748,690	-	-
Payments to suppliers & employees		(21,374,990)	(3,634,401)	(3,614,372)	(2,471,267)
Interest received		533,365	1,845,894	439,322	1,845,894
Interest paid		(1,189,685)	-	(79,264)	-
Net cash used by operating activities	28b	(282,620)	(1,788,507)	(3,254,314)	(625,373)
Cash flows from investing activities
Payment for purchase of interest in project		-	5,000	-	757,260
Purchase of equity investments		(14,999)	32,865	(14,999)	-
Purchase of plant & equipment		(40,223,122)	(49,075,130)	(103,840)	(95,590)
Exploration and evaluation expenditure		(13,075,876)	(9,924,639)	-	-
Funds advanced to controlled entities		-	-	(35,265,436)	(61,244,588)
Net cash used in investing activities		(53,313,997)	(58,961,904)	(35,384,275)	(60,582,918)
Cash flows from financing activities
Proceeds from the issue of securities		26,891,855	18,729,457	26,891,855	18,729,457
Costs of raising equity capital		(256,773)	(737,074)	(256,773)	(737,074)
Proceeds from borrowings		23,393,561	-	-	-
Repayments of borrowings		(8,935,838)	-	-	-
Net cash generated by financing activities		41,092,805	17,992,383	26,635,082	17,992,383
Net decrease in cash and cash equivalents		(12,503,812)	(42,758,028)	(12,003,507)	(43,215,908)
Cash and cash equivalents at beginning of financial year		12,657,949	55,370,334	12,017,381	55,233,289
Effects of exchange rate changes on the balance of cash and cash equivalents		43	45,643	-	-
Cash and cash equivalents at end of financial year	28a	154,180	12,657,949	13,874	12,017,381
The cash flow statement is to be read in conjunction with the notes to the financial report.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

1. Reporting entity

Allied Gold Limited ("the parent entity") is a listed public company, incorporated and domiciled in Australia. The financial report includes separate financial statements for the parent entity and the consolidated entity comprising the parent entity and its controlled entities ("the consolidated entity" or "Group"). The financial report was approved by the Board of directors on 30 September 2008.

2. basis of preparation

(a) Statement of compliance

This general-purpose financial report has been prepared in accordance with Australian Accounting Standards, other authorised pronouncements of the Australian Accounting Standards board, Australian Accounting Interpretations and the Corporations Act 2001. The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report of the consolidated entity complies with International Financial Reporting Standards.

(b) Basis of measurement

This financial report has been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c) Functional and presentation currency

Items included in the financial report of each controlled entity in the consolidated entity are measured using the currency of the primary economic environment in which that entity operates ("the functional currency"). The consolidated financial report is presented in Australian dollars which is the parent entity's functional and presentation currency.

(d) Critical accounting estimates

The preparation of the financial statements in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial report, are disclosed in note 4.

3. Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial report are set out below. The accounting policies have been consistently applied to all periods presented in the financial report and by all entities comprising the consolidated entity for the purposes of the consolidated financial report, unless otherwise stated. Changes to the presentation and classification of items in the financial report arising from a significant change in the nature of the consolidated entity's activities during the period are described in accounting policy 3(z).

(a) New accounting standards and interpretations

In the current year, the consolidated entity has adopted all of the new and revised accounting standards and interpretations issued by the Australian Accounting Standards board that are relevant to its operations and that became effective for the current annual reporting period. In the current annual reporting period, the consolidated entity has not elected to adopt any new or revised accounting standards prior to their mandatory application dates.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

Certain new accounting standards, amendments to existing accounting standards and new interpretations have been published that are not mandatory for 30 June 2008 reporting periods. The consolidated entity's and the parent entity's assessment of the impact of these new standards and interpretations is set out below:

•  AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 specifies the basis and details of disclosures concerning operating segments. Application of AASb 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. AASB 8 is not expected to affect any of the amounts recognised in the financial statements.

•  Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12] are effective for annual reporting periods commencing on or after 1 January 2009. The amended AASb 123 will require all borrowing costs associated with a qualifying asset to be capitalised. This will have no impact on the consolidated entity's financial report as the consolidated entity's existing accounting policy for borrowing costs (refer accounting policy 3(f)) is consistent with the requirements of the amended AASb 123.

•  Revised AASB 101 Presentation of Financial Statements, AASB 2007-8 Amendments to Australian Accounting Standards Arising from AASB 101 and AASB 2007-10 Further Amendments to Australian Accounting Standards Arising from AASB 101 will be effective for annual reporting periods commencing on or after 1 January 2009. The revised AASb 1 and related amendments require the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial report.

•  AASB-I 12 Service Concession Arrangements, AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 and UIG 129 Service Concession Arrangements: Disclosures are effective for annual reporting periods commencing on or after 1 January 2008. This interpretation deals with accounting for publicly owned infrastructure constructed, operated and maintained by the private sector and will have no impact on the consolidated entity's financial report.

•  AASB-I 13 Customer Loyalty Programs will be effective for annual reporting periods commencing on or after 1 July 2008. It will have no affect on the consolidated entity's financial report as the consolidated entity does not operate any customer loyalty programs.

•  AASB-I 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction will be effective for annual reporting periods commencing on or after 1 January 2008. It will have no affect on the consolidated entity's financial report as the consolidated entity does not operate any defined benefit plans.

•  Re-issued AASB 3 Business Combinations. The revised standard introduces more detailed guidance on accounting for step acquisitions, adjustments to contingent consideration, assets acquired that the purchaser does not intend to use, reacquired rights and share-based payments as part of purchase consideration. Also, all acquisition costs will have to be expensed instead of being recognised as part of goodwill. This re-issued standard is not mandatory until reporting periods commencing 1 July 2009. The consolidated entity will be most impacted with respect to acquisition costs for any business combinations that occur post-1 July 2009. There is no requirement to retrospectively apply this updated standard when it comes into force.

•  AASB 2008-1 Amendments to AASB 2 Share-based Payments Vesting Conditions and Cancellations. The definition of vesting conditions has changed and the accounting treatment clarified for cancellations to share-based payment arrangements by the counterparty. This is to ensure that conditions other than performance conditions do not result in a 'true up' of the share-based payment expense and are treated in a manner similar to market conditions. This amendment applies to periods commencing on or after 1 January 2009. To date the entity has not issued any shares or options to employees that include non-vesting conditions and as such there will be no impact on the financial statements when this revised standard is adopted for the first time.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

•  IAS 27 Consolidated and Separate Financial Statements, IAS 18 Revenue and IAS 36 Impairment of Assets. These standards, issued May 2008, are to be issued as AASBs in the near future. When issued, these standards will apply for periods commencing on or after 1 January 2009. The impact of the standards is the removal of the definition of the "cost method" in IAS 27, meaning that pre and post-acquisition dividends no longer need to be differentiated and all dividends are to be recognised as revenue. However, whenever a dividend is received from a subsidiary, associate or jointly controlled entity, an impairment test will be required under IAS 36 where there is an indicator for impairment.

(b) Basis of Consolidation

Controlled entities
A controlled entity is any entity over which the parent entity has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Controlled entities are included in the consolidated financial report from the date on which control is transferred to, or acquired by the parent entity, until the date control ceases.

Investments in controlled entities are accounted for at the lower of cost or net realisable value in the separate financial statements of the parent entity. A list of controlled entities during the year ended 30 June 2008 is presented in note 30.

Transactions eliminated on consolidation
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Minority interests in the results and equity of controlled entities that are shown separately in the consolidated income statement and balance sheet respectively.

(c) Foreign currency translation

Transaction and balances
Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations
The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction. Exchange differences arising on translation are recognised directly in a separate component of equity.

(d) Revenue

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

• the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the consolidated entity;

• the quantity and grade of the product can be determined with reasonable accuracy;

• the product has been dispatched to the customer and is no longer under the physical control of the consolidated entity (or property in the product has earlier passed to the customer);

• the selling price can be measured reliably;

• it is probable that the economic benefits associated with the transaction will flow to the consolidated entity; and

• the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(e) Financing income

Financing income represents interest income which is recognised in the income statement as it accrues, using the effective interest method.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

(f) Financing costs

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Financing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(g) Income Tax

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax paid or payable in respect of previous years.

deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(h) Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non derivative financial instruments are measured as described below.

Held to maturity investments
If the consolidated entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Available-for-sale financial assets
The consolidated entity's investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(o), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available- for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in noncurrent assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

Financial assets at fair value through profit or loss An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the consolidated entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the consolidated entity's documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Cash and cash equivalents
Cash comprises cash on hand and demand deposits. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the consolidated entity.

bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

Trade and other receivables
Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as noncurrent assets.

derecognition of financial assets
Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(i) Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The consolidated entity believes the processing of these stockpiles will have a future economic benefit to the consolidated entity and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(j) derivatives and hedging activities

Derivative instruments
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either:

• Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge);

or

• Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

(j) derivatives and hedging activities (continued)

At the inception of the hedging transaction, the consolidated entity documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in the income statement within other income or other expenses.

The consolidated entity did not have any fair value hedges in the period covered by this financial report.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in the income statement within other income or other expenses. The group has decided not to separate out time and intrinsic value but retain one single fair value to all option derivatives and measure hedge effectiveness consistent with this.

Amounts accumulated in equity are recognised in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

(k) exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

• the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

• at the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets representing a cash generating unit) to which the exploration is attributed. exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

(l) development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

(m) Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(o)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as "Other mineral assets" and depreciated from commencement of production. The consolidated entity's mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

depreciation of property, plant and equipment Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter. Residual values and useful lives are reviewed, and adjusted if appropriate at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The major categories of property, plant and equipment are depreciated on a units of use and / or a straight- line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proved and probable reserves.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment 3 to 8.5 years
Buildings                    8.5 years
Other mineral assets            3 to 8.5 years

An assets' carrying amount is written down immediately to its recoverable amount if the assets' carrying amount is greater than its estimated recoverable amount (refer accounting policy 3(o)).

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in the income statement.

(n) deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

• All costs are initially charged to the income statement and classified as operating costs.

• When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.

• In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs.

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalised development stripping costs are classified as 'Property, plant and equipment' and capitalised production stripping costs are classified as 'Other mineral assets'. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(o) Impairment of assets

The carrying amount of the consolidated entity's assets, other than inventories (see accounting policy 3(i)), and deferred tax assets (see accounting policy 3(g), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cashgenerating units are allocated first to reduce the carrying amount of any goodwill allocated to the cashgenerating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount
The recoverable amount of the consolidated entity's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance date.

The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(p) Non derivative financial liabilities

Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade and other payables are stated at cost.

Interest bearing borrowings
Interest bearing borrowings are recognised initially

at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(q) Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation
A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the consolidated entity's environmental policies.

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management's best estimate of the present value of the all future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money. Adjustments to the estimated amount and timing of future restoration and rehabilitation cash flows are possible in light of the significant judgements and estimates involved. Factors that may influence changes in the estimated cash flows include revisions to estimated reserves, resources and life of a mine site; developments in technology; regulatory requirements; changes in the estimated costs of activities including the effects of inflation and changes in exchange rates; and change in interest rates affecting the discount rate applied.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

On initial recognition of a provision for restoration and rehabilitation, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of restoration and rehabilitation activities is recognised in "Property, plant and equipment" and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognised in financial expenses.

Dividends
A provision for dividends is recognised in the reporting period in which the dividends are declared.

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the consolidated entity from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

(r) employee benefits

Wages, salaries and annual leave
Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs.

Long-term service benefits
The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the consolidated entity resulting from employees' services provided up to the reporting date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

defined contribution plans
Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

(s) Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the consolidated entity, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. each lease payment is apportioned between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the consolidated entity's depreciation policy (refer accounting policy 3(m).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the consolidated entity as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the life of the lease.

Lease income from operating leases where the consolidated entity is a lessor are recognised in income statement on a straight line basis over the life of the lease.

(t) Financial guarantee contracts

Financial guarantee contracts are recognised as financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less accumulated amortisation, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

(u) Share based payments

The consolidated entity provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

• the employee Option Incentive Scheme (eOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and

• specific incentive arrangements for non-executive directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').
The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(v) earnings per share

The consolidated entity presents basic and diluted earnings per share (ePS) data for its ordinary shares. Basic ePS is calculated by dividing the profit or loss attributable to ordinary shareholders of the parent entity by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

diluted ePS adjusts the figures used in the determination of basic ePS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

(w) Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the parent entity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(y) Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(z) Changes in presentation and classification of items in the financial report

In the financial year ended 30 June 2008, there was a significant change in the nature of the consolidated entity's activities when production of gold commenced in February 2008. As a consequence of this significant change in activities, the presentation and classification of certain items in the financial report has been changed from the prior year to provide a more appropriate presentation of the consolidated entity's financial performance and position. The significant changes adopted were:

• A revised presentation of the income statement was adopted and prior period amounts were reclassified to conform with this presentation.

• development and expenditure and evaluation and exploration expenditure has been classified as investing cash flows in the statement of cash flows. In the prior period these items were included in operating cash flows.

4. Critical accounting estimates
and judgments

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial report, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The consolidated entity has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates
Reserves are estimates of the amount of product that can be economically and legally extracted from the consolidated entity's properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The consolidated entity is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves december 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the consolidated entity's financial results and financial position in a number of ways, including the following:

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

• Asset carrying values may be affected due to changes in estimated future cash flows.

• depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

• Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.

• decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

• The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure
The consolidated entity's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

Development expenditure
development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Property, plant and equipment - recoverable amount
In accordance with the consolidated entity's accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the income statement.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

Restoration and rehabilitation
The consolidated entity's accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

Share based payments
The consolidated entity issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

derivative Financial Instruments
The consolidated entity uses derivative financial instruments including call and put options to partially hedge its exposure to downward movements in the price of gold. At each reporting date, the fair value of outstanding options is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date.

Taxation
The consolidated entity's accounting policy for taxation requires management's judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

5. Segment reporting

Segment information is presented in respect of the consolidated entity's business and geographical segments. The primary format, business segments, is based on the consolidated entity's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses. Intersegment pricing is determined on an arm's length basis.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

business Segments
The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

• Mining and processing. Mining and processing activities commenced in the 2008 reporting period.

• Mineral exploration.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

(a) Primary reporting segment - business segments
	Mining and processing		Mineral exploration		Total
	2008	2007	2008	2007	2008	2007
	$	$			$	$
Revenue
Sales to external customers	23,393,798	-	-	-	23,393,798	-
Intersegment sales	-	-	-	-	-	-
Total sales revenue	23,393,798	-	-	-	23,393,798	-
Other revenue	-	-	-	-	-	-
Total segment revenue	23,393,798	-	-	-	23,393,798	-
Intersegment elimination					-	-
Other revenue					533,365	1,845,894
Consolidated revenue					23,927,163	1,845,894
Payments for property, plant and equipment and exploration and evaluation expenditure	34,990,115	48,979,540	13,376,465	9,924,639
Depreciation and amortisation	4,702,444	-	1,688,715	-
Non-cash gains/(expenses) other than depreciation and amortisation	(183,531)	-	-	-
Result
Segment result	(951,182)	(539,206)	-	-	(951,182)	(539,206)
Intersegment elimination					-	-
Unallocated revenue less					(8,587,781)	(1,341,405)
unallocated expenses
Profit before income tax					(9,538,963)	(1,880,611)
Income tax expense					-	-
Profit/(loss) for the year					(9,538,963)	(1,880,611)
Segment Assets and Liabilities
Segment assets	107,648,289	69,200,561	41,961,793	30,002,238	149,610,082	99,202,799
Intersegment elimination					-	-
Unallocated assets					5,671,398	14,381,000
Total assets					155,281,480	113,583,799
Segment liabilities	16,216,925	11,012,703	-	-	16,216,925	11,012,703
Intersegment elimination					-	-
Unallocated liabilities					38,364,772	575,298
Total liabilities					54,581,697	11,588,001

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

Geographical Segments
In presenting information on the basis of geographical segments, segment revenue, results and assets is based on the geographical location of the assets. The consolidated entity's geographical segments reported are Australia and Papua New Guinea.

(b) Secondary segment - geographical segments
	Australia		Papua New Guinea		Consolidated
	2008	2007	2008	2007	2008	2007
	$	$			$	$

Total external revenue	439,322	1,845,894	23,487,841	-	23,927,163	1,845,894
Total segment
revenue	439,322	1,845,894	23,487,841	-	23,927,163	1,845,894
Carrying amount of segments assets	1,861,377	14,381,000	153,420,103	99,202,779	155,281,480	113,583,799

Payments for property, plant and equipment and exploration and evaluation expenditure	96,805	95,590	48,269,745	58,904,179	48,366,550	58,999,769

All external revenue is generated through transactions with Australian domiciled counterparties.

6. Revenue and other income

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
(a) Revenue
Gold Income	23,350,248	-	-	-
by products	43,550	-	-	-
	23,393,798	-	-	-
(b) Other income
Net gain on disposal of assets	30,455	-	-	-
Net gain on disposal of investments	-	-	-	-
Other	1,233	5,292	-	251,544
	31,688	5,292	-	251,544
(c) Financial revenue
Interest received:
• Related parties	-	-	-	519,666
• Other	533,365	1,845,894	439,322	1,845,894
	533,365	1,845,894	439,322	2,365,560

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

7. Cost of sales

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Cash operating costs comprise:
• employee expenses	2,423,708	-	-	-
• stores and other consumables	3,558,937	-	-	-
• fuel, power and water	4,642,255	-	-	-
• other	7,993,343	-	-	-
	18,618,243	-	-
Depreciation and amortisation charges	4,702,444	-	-	-
Total production cost	23,320,687	-	-	-
Changes in inventories and work in progress	(4,763,684)	-	-	-
	18,557,003	-	-	-

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

8. Operating and other expenses

	Consolidated		Parent Entity
Profit before income tax includes the	2008	2007	2008	2007
following specific expenses:	$	$	$	$
Operating lease rentals
Included in cost of sales	2,620,377	-	-	-
Included in operating expenses	118,902	-	118,902	-
	2,739,479	-	118,902	-
Foreign exchanges gains and losses
• net foreign exchange gains / (losses)	1,330,830	-	(31,630)	-

Employee Expenses
Included in cost of sales	2,423,708	-	-	-
Included in operating expenses	2,573,292	708,747	1,197,264	708,747
Total employee costs expensed	4,997,000	708,747	1,197,264	708,747
Depreciation and Amortisation
Included in cost of sales	4,702,444	-	-	-
Included in other operating expenses	1,833,055	107,639	125,884	107,639
Total depreciation and amortisation expensed	6,535,499	107,639	125,884	107,639
Finance expenses
Interest and finance charges on interest bearing liabilities	3,031,951	-	79,264	-
Provisions: unwinding of discount	183,531	-	-	-
	3,215,482	-	79,264	-
Amount capitalised	(2,025,797)	-	-	-
Finance costs expensed	1,189,685	-	79,264	-

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

9. Income Tax Expense

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
(a) Income Tax Expense
Current tax	-	-	-	-
Deferred tax	-	-	-	-
Adjustments for current tax of prior periods	-	-	-	-
	-	-	-	-
deferred income tax expense comprises:
decrease (increase) in deferred tax assets	-	-	-	-
Increase (decrease) in deferred tax liabilities	-	-	-	-
	-	-	-	-
(b) Numerical reconciliation of income tax
expense to prima facie tax payable
Loss before income tax	(9,538,963)	(1,880,611)	(7,603,149)	(575,487)
Tax at the Australian tax rate of 30% (2007:30%)	(2,861,688)	(564,183)	(2,280,943)	(172,646)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non allowable items	751,758	279,459	751,758	235,177
Non-assessable income	-	(690,826)	-	(293,656)
Deferred tax assets not recognised	2,109,930	975,550	1,529,185	231,125
Income tax expense	-	-	-	-
Effective tax rate	0%	0%	0%	0%
(c) Amounts recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and recognised directly in equity:
Current Tax	-	-	-	-
Net deferred tax	-	-	-	-
	-	-	-	-
(d) Deferred tax assets not recognised
Temporary differences	938,963	801,400	224,467	331,980
Unused tax losses for which no deferred tax asset has been recognised	13,980,289	7,129,753	10,047,223	4,842,516
Potential tax benefit @ 30%	4,489,276	2,379,346	3,081,507	1,552,322

The parent entity and its Australian domiciled controlled entities had not formed a tax consolidation group as at the reporting date.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

10. Trade and other receivables

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Current
Trade receivables	1,406,302	-	-	-
Other receivables	351,771	81,277	330,529	8,449
Receivables from controlled entities	-	-	-	-
	1,758,073	81,277	330,529	8,449
Non current
Receivables from controlled entities	-	-	95,481,185	84,915,794

All trade and other receivables are unsecured. The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

11. Inventories

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Current
Raw materials and stores	2,638,050	-	-	-
Ore stockpiles	286,683	-	-	-
Gold in circuit	3,980,808	-	-	-
Finished goods	496,193	-	-	-
	7,401,734	-	-	-

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

12. derivative financial instruments

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Current assets
Options - cash flow hedges	314,212	-	-	-
Current liabilities
Options - cash flow hedges	6,972,407	-	-	-
Non current assets
Options - cash flow hedges	3,495,855	-	-	-
Non current liabilities
Options - cash flow hedges	18,911,174	-	-	-

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments. The amount of unrealised losses on derivative financial statements included in equity as at the end of the reporting period was $22,073,514 (2007:$nil).

13. Available for sale financial assets

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Current
Listed equity securities - Australia	-	474,419	-	474,419
Non current

Listed equity securities - at market value	1,185,074	1,447,200	1,185,074	1,447,200

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates. The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

14. Other assets

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Current
Prepayments	523,821	-	6,138	-
Other	7,211	85,745	-	85,745
	531,032	85,745	6,138	85,745

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

15. Property, plant and equipment

	Consolidated
			Other mineral
2008	Land and buildings	Plant and equipment	assets
	$	$	$
Cost
At the beginning of the financial year	-	9,608,945	-
Additions	145,479	552,114	-
Disposals	-	(281,968)	-
Transfers from evaluation and
exploration expenditure	-	-	32,971,887
Transfers from /(to) assets under construction	7,274,001	66,385,879	17,862,702
At the end of the financial year	7,419,480	76,264,970	50,834,589
Accumulated depreciation
At the beginning of the financial year	-	(788,961)	-
Charge for the year	(352,592)	(3,742,217)	(2,326,448)
Disposals	-	55,027	-

At the end of the financial year	(352,592)	(4,476,151)	(2,326,448)
Net book value at 30 June 2008	7,066,888	71,788,819	48,508,141

2007
Cost
At the beginning of the financial year	-	4,267,602	-
Additions	-	5,341,343	-
Transfers from evaluation and
exploration expenditure	-	-	-
At the end of the financial year	-	9,608,945	-
Accumulated depreciation
At the beginning of the financial year	-	(681,322)	-
Charge for the year	-	(107,639)	-
At the end of the financial year	-	(788,961)	-
Net book value at 30 June 2007	-	8,819,984	-
Refer note 19 for details of security given over property, plant and equipment.

Allied Gold Limited

Consolidated			Parent entity
	Mine
Assets under construction	rehabilitation asset	Total	Plant and equipment
$	$	$	$

57,613,648	2,401,339	69,623,932	485,356
34,292,522		34,990,115	96,805
-	-	(281,968)	-
-	-	32,971,887	-
(91,522,582)	-	-	-
383,588	2,401,339	137,303,966	582,161

-	-	(788,961)	(137,550)
-	(114,241)	(6,535,498)	(118,849)
-	-	55,027	-
	(114,241)	(7,269,432)	(256,399)
383,588	2,287,098	130,034,534	325,762

-	2,401,339	6,668,941	389,766
49,922,016	-	55,263,359	95,590
7,691,632	-	7,691,632	-
57,613,648	2,401,339	69,623,932	485,356

-	-	(681,322)	(29,911)
-	-	(107,639)	(107,639)
-	-	(788,961)	(137,550)
57,613,648	2,401,339	68,834,971	347,806

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

16. Exploration and evaluation expenditure

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Exploration & Evaluation Expenditure
Cost

At the beginning of the financial year	30,002,238	27,769,231	-	-
Additions	13,376,435	9,924,639	-	-
Transfers to property, plant and equipment	(32,971,887)	(7,691,632)	-	-
At the end of the financial year	10,406,786	30,002,238	-	-

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

17. deferred tax assets and liabilities

Unrecognised deferred tax assets and liabilities: deferred tax assets have not been recognised in respect of the following items:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$

deductible temporary differences	295,108	240,420	67,340	99,567
Tax losses	4,194,168	2,138,926	3,014,167	1,452,754
	4,489,276	2,379,346	3,081,507	1,552,322

All unrecognised deferred tax assets relate to items recognised in the income statement. The deductible temporary differences and tax losses do not expire under current tax legislation. deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

18. Trade and other payables

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Current

Trade payables	10,889,565	8,466,801	949,091	222,365
Other payables and accruals	3,556,821	696,339	46,252	352,933
	14,446,386	9,163,140	995,343	575,298

All trade and other payables are unsecured. The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

19. borrowings

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Current
bank loans - secured	8,561,286	-	-	-
Non Current
bank loans - secured	2,739,755	-	-	-

The secured bank loans are denominated in United States dollars and are secured by fixed and floating charge over the assets of the controlled entity that has received the loans. The parent entity has provided a guarantee in relation to these loans.

The carrying amount of assets pledged as security for current and non current borrowings that are subject to fixed charges were:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$

Property, plant and equipment	130,034,534	-	325,762	-
Available for sale financial assets	1,185,074	-	1,185,074	-
Exploration and evaluation expenditure	10,406,786	-	-	-
Investments in controlled entities	-	-	31,675,293	-
	141,626,394	-	33,186,129	-

Current assets of the consolidated entity with a value of $13,655,086 that are not subject to a fixed charge are subject to a floating charge (2007: $nil).

20. Provisions

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Current
Employee entitlements	365,819	-	184,849	-
Non Current
Rehabilitation and restoration	2,584,870	2,401,339	-	-
Other	-	23,522	-	-
	2,584,870	2,424,339	-	-

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

Reconciliations

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Rehabilitation and restoration
Carrying amount at start of year	2,401,339	-	-	-
Recognition of provision	-	2,401,339	-	-
Accrual of discount	183,531	-	-	-
	2,584,870	2,401,339	-	-

Provision for rehabilitation and restoration

The provision for rehabilitation and restoration is based on the consolidated entity's environmental plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites. Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the financial report.

1. Contributed equity

	Consolidated and parent entity
	2008	2007	2008	2007
	Number of	Number of
	Shares	shares	$	$
(a) Ordinary shares	377,005,725	337,649,110	133,686,704	105,794,580
Movements in ordinary share capital:

Balance at beginning of financial year	337,649,110	272,022,528	105,794,580	87,802,197
Placement March 2007 at 32 cents	-	40,800,000	-	13,054,141
Placement January 2008 at 72 cents	14,621,844	-	10,527,728	-
Placement March 2008 at 85 cents	17,647,059	-	15,000,000	-
Placement March 2008 at 73 cents	1,352,112	-	987,042
Conversion of options	5,735,600	24,826,582	1,920,477	5,675,316
			134,229,827	106,531,654
Costs of capital raising			(543,123)	(737,074)
Balance at end of financial year	377,005,725	337,649,110	133,686,704	105,794,580

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

(b) Options

Options granted and exercised during the period, and on issue at balance date are as follows.

Date and details of grant / exercise	No. of Options	Exercise Price	Expiry Date
Opening balance	9,325,601
21 November 2007	640,000	$0.50	31 december 2009
21 december 2007	1,000,000	$0.40	31 december 2008
21 december 2007	1,000,000	$0.44	31 december 2008
22 december 2007	713,261	$0.72	30 June 2009
28 April 2008	4,000,000	$0.45	31 december 2009
28 April 2008	1,000,000	$0.80	31 december 2010
28 April 2008	1,000,000	$1.00	31 december 2010
28 April 2008	1,000,000	$1.25	31 december 2010
28 April 2008	1,000,000	$1.50	31 december 2010
28 April 2008	1,000,000	$2.00	31 december 2010
11 June 2008	400,000	$0.80	31 december 2010
11 June 2008	400,000	$1.00	31 december 2010
11 June 2008	400,000	$1.25	31 december 2010
11 June 2008	400,000	$1.50	31 december 2010
11 June 2008	400,000	$2.00	31 december 2010
Options lapsed	(610,001)
Options exercised	(5,735,600)
Balance at 30 June 2008	17,333,261

each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

(c) Capital management

The primary objective of managing the consolidated entity's capital is to ensure that there is sufficient capital available to support the funding requirements of the consolidated entity, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the consolidated entity remains in a sound financial position. There were no changes to the consolidated entity's overall capital management approach during the current year.

The consolidated entity manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

22. Reserves and accumulated losses

	Consolidated		Parent Entity
	2008	2008	2008	2007
	$	$	$	$
Available for sale investments reserve	6,546	758,090	6,546	758,090
Hedging reserve - cash flow hedges	(22,073,514)	-	-	-
Share based payments reserve	5,502,877	1,912,347	5,502,877	1,912,347
Foreign currency translation reserve	(392,076)	22,572	-	-
Accumulated losses	(16,030,754)	(6,491,791)	(11,358,464)	(3,755,315)
	(32,986,921)	(3,798,782)	(5,849,041)	(1,084,878)

(a) Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the Statement of Changes in equity.

(b) Nature and purpose of reserves

(i) Available for sale investments revaluation reserve
Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 3(h). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii) Hedging reserve - cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 3 (j). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii) Share based payments reserve
The share based payments reserve is used to recognise:
• the fair value of options issued to employees but not exercised
• the fair value of shares issued to employees

(iv) Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve as described in note 3(c). The reserve is recognised in profit and loss when the net investment is disposed of.

23. Earnings per share

	Consolidated
	2008	2007
	Cents	Cents
basic loss per share	(2.70)	(0.70)
Diluted loss per share	(2.70)	(0.70)

basic earnings per share

The calculation of basic earnings per share at 30 June 2008 was based on the loss after tax of ($9,538,963) (2007: loss ($1,880,611) and a weighted average number of ordinary shares outstanding of 353,521,502 (2007: 281,310,827 shares).

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

Diluted earnings per share

diluted earnings per share does not differ from basic earnings per share as the consolidated entity incurred a loss after tax and is therefore anti-dilutive.

24. Auditors' remuneration

	Consolidated		Parent Entity
	2008	2008	2008	2007
	$	$	$	$
Remuneration of the auditor of the parent entity:
Auditing or reviewing the financial report
(BdO Kendalls Audit and Assurance (WA)
formerly BdO)	84,736	72,514	80,400	42,344
Other services -
Taxation and gold hedging
(BdO Kendalls Corporate Tax (WA)
formerly BdO)	1,414	8,050	1,414	8,050
	86,150	80,564	81,814	50,394

25. Related party transactions

(a) Parent entity

The parent entity is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b) Controlled entities

Interests in controlled entities are set out in note 30.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 26.

(d) Guarantees

The parent entity has provided a guarantee in respect of interest bearing liabilities of a controlled entity. The amount outstanding under those liabilities as at 30 June 2008 was $11,301,401 (2007: $nil).

(e) Transactions with controlled entities

The parent entity has advanced loans to controlled entities totalling $95,481,185 (2007: $84,915,794). These loans are not subject to contractual terms. There were no repayments of any loans by controlled entities during the year (2007: $nil).

The parent entity provides corporate and administrative support to controlled entities. No charge was levied on the controlled entities by the parent entity for those services ( 2007: $nil).

(f) Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties, except that the loans to controlled entities were non interest bearing.

Outstanding balances are unsecured and repayable in cash.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

26. Key management personnel disclosures

(a) details of Key Management Personnel

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were employed by the parent entity and were key management personnel for the entire period:

Non-executive directors	Executives
Mr Jeffrey John Moore ( resigned 7 July 2008)	Mr Frank Terranova (Chief Financial Officer - appointed
1 May 2008)
Mr Gregory Hugh Steemson	Mr Albert Longo (Chief Financial Officer - resigned 30
April 2008)
Mr Anthony Lowrie	Mr Ross Hastings (General Manager development)
Executive directors	Mr Fergus Hart (Resident Manager - Simberi Gold Mining
Company Limited)
Mr Mark Victor Caruso (executive Chairman)	Mr Bob Burban (exploration Manager - resigned 18
March 2008)
Mr Richard Johnson (Chief executive Officer – appointed
7 January 2008)
Mr Grant Brock (Chief Operating Officer - resigned
7 January 2008)

(b) Key Management Personnel Compensation

Remuneration by category

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Key Management Personnel
Short-term	1,700,596	1,307,910	1,448,584	1,067,910
Post-employment	245,096	136,628	108,416	115,028
Share-based payment	3,326,073	89,025	3,326,073	68,650
	5,271,765	1,553,563	4,997,073	1,251,588

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

(c) Option holdings of key management personnel

2008
Key Management	Balance at	Granted as			Balance at	Vested and
Personnel	start of year	remuneration	Exercised	Lapsed	end of year	exercisable
Mark Caruso	-	4,000,000	(600,000)	-	3,400,000	3,400,000
Jeffrey Moore	-	-	-	-	-	-
Greg Steemson	-	-	-	-	-	-
Grant brock	500,000	-	-	(500,000)	-	-
Anthony Lowrie	-	2,000,000	-	-	2,000,000	2,000,000
Bob Burban	500,000	-	(250,000)	(250,000)	-	-
Fergus Hart	500,000	-	-	-	500,000	500,000
Ross Hastings	1,000,000	-	(1,000,000)	-	-	-
Albert Longo	500,000	-	-	-	500,000	500,000
Richard Johnson		5,000,000		-	5,000,000	5,000,000
Frank Terranova	-	2,000,000	-	-	2,000,000	2,000,000
	3,000,000	13,000,000	(1,850,000)	(750,000)	13,400,000	13,400,000

2007
Key Management	Balance at	Granted as			Balance at	Vested and
Personnel	start of year	remuneration	Exercised	Lapsed	end of year	exercisable
Mark Caruso	3,000,000	-	(3,000,000)	-	-	-
david Lymburn	600,000	-	(600,000)	-	-	-
Jeffrey Moore	2,000,000	-	(2,000,000)	-	-	-
Greg Steemson	1,300,000	-	(1,300,000)	-	-	-
Grant brock	-	500,000	-	-	500,000	500,000
Anthony Lowrie	-	-	-	-	-	-
Bob Burban	-	500,000	-	-	500,000	500,000
Fergus Hart	-	500,000	-	-	500,000	500,000
Ross Hastings	1,000,000	-	-	-	1,000,000	1,000,000
Albert Longo	-	500,000	-	-	500,000	500,000
	7,900,000	2,000,000	(6,900,000)	-	3,000,000	3,000,000

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

(d) Shareholdings of key management personnel

2008
	Balance at start	Received as	Options	Net change	Balance at end
Name	of year	remuneration	exercised	other	of year
Mark Caruso	4,977,693	-	600,000	-	5,577,693
Jeff Moore	800,000	-	-	-	800,000
Greg Steemson	1,600,000	-	-	(500,000)	1,100,000
Anthony Lowrie	1,635,460	-	-	-	1,635,460
Bob Burban	-	-	250,000	(250,000)	-
Frank Terranova	-	-	-	-	-
Fergus Hart	-	-	-	-	-
Ross Hastings	300,000	-	-	(300,000)	-
Albert Longo	2,000	-	-	-	2,000
Richard Johnson	-	-	-	55,000	55,000
	9,315,153	-	850,000	(995,000)	9,170,153

2007
	Balance at start	Received as	Options	Net change	Balance at end
Name	of year	remuneration	exercised	other	of year
Mark Caruso	694,168	-	3,000,000	1,283,525	4,977,693
Jeff Moore	-	-	2,000,000	(1,200,000)	800,000
Greg Steemson	300,000	-	1,300,000	-	1,600,000
Anthony Lowrie	-	-	-	1,635,460	1,635,460
Bob Burban	-	-	-	-	-
Fergus Hart	-	-	-	-	-
Ross Hastings	300,000	-	-	-	300,000
Albert Longo	-	-	-	2,000	2,000
	1,294,168	-	6,300,000	1,720,985	9,315,153

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the consolidated entity would have adopted if dealing at arm's length.

(e) Loans to key management personnel

There were no loans to key management personnel during the period.

(f) Other transactions and balances with key management personnel

Mineral Commodities Limited a company in which Mr Mark Caruso is a Director and Shareholder provided the Company with services including accounting, clerical, secretarial and fully serviced office accommodation. The total amount charged was $26,308 (2007: $86,168).

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

(f) Other transactions and balances with key management personnel (continued)

MineSite Construction Services a company in Mr Mark Caruso is a Director and Shareholder provided the Group with various services including secretarial services, the supply or procurement on behalf of the Group of goods and services and the hire of equipment. The total amount charged for these services for the period was $3,601,253 (2007: $1,245,183).

Steemson Geoscience Pty Ltd, a company in which Mr G Steemson is a director provided geological consulting services to the Group. The total amount charged for these services for the period was $73,982 (2007: $nil).

Aggregate amounts of each of the above types of other transactions with key management personnel of the consolidated entity:

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Amounts recognised as expense
Purchase of goods and services	763,098	86,168	26,308	86,168
Hire of mining equipment	2,588,360	1,245,183	-	-
Amounts recognised as property,
plant and equipment
Construction of processing plant	276,103	-	-	-
Amounts recognised as capitalised exploration
and evaluation or development expenses
Geological consulting services	73,982	-	-	-
Aggregate amounts payable to key management personnel of the consolidated entity at balance date relating to the above types of other transactions:
Current liabilities	892,272	-	-	-

27. Share based payments

(a) employee and directors options

The Allied Gold Limited employee option plan was approved by shareholders at the 2005 Annual General Meeting. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the consolidated entity are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the parent entity for every option held.

Set out across the page are summaries of options granted under the plan:

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

(a) employee and directors options

	Consolidated and parent entity
	2008	2007
	Number of options	Number of options
Outstanding at the beginning of the year	3,000,000	7,900,000
Granted	13,640,000	2,000,000
Lapsed	(750,000)	-
Exercised	(1,870,000)	(6,900,000)
Vested and exercisable at end of year	14,020,000	3,000,000

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2008 was $0.83 (2007: $0.28).

Fair value of options granted
The fair value of options at grant date is independently determined using a binomial pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2008 included:

	Director options	Employee options	Director options	Employee options
Exercise price	$0.40 - $0.44	$0.50	$0.45 - $2.00	$0.80 - $2.00
Grant date	21/12/2007	21/11/2007	28/3/2008	11/6/2008
Expiry date	31/12/2008	31/10/2009	31/12/2008 and 31/12/2010	31/12/2010
Share price at grant date	$0.72	$0.75	$0.75	$0.65
Expected price volatility of shares	70%	70%	50%	50%
Expected dividend yield	0%	0%	0%	0%
Risk free interest rate	6.35%	6.35%	6.31%	8.11%

b) expenses arising from share based payment transactions

Included under employee benefits expense in the income statement was $3,590,530 (2007 $89,025), and relates, in full, to equity-settled share-based payment transactions.

28 Statement of Cash Flows

28a. Cash and cash equivalents

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$
Cash assets	154,180	12,657,949	13,874	12,017,381

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

28b. Reconciliation of cash flows from operations with loss after tax

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$

Loss after income tax	(9,538,963)	(1,880,611)	(7,603,149)	(575,487)
Depreciation	6,535,499	107,639	125,884	107,639
Provision - employee entitlements	-	80,415	-	69,138
Unrealised foreign exchange adjustments	(3,092,637)	-	-	-
Share-based payments	3,590,530	89,025	3,590,530	89,025
Unwinding of environmental amortisation	183,531	-	-	-
Other	-	(823,966)	-	(743,907)
Changes in assets and liabilities during the year:
Increase (decrease) in payables and receivables	2,039,420	638,991	632,421	428,219
Net cash used in operations	(282,620)	(1,788,507)	(3,254,314)	(625,373)

(c) Non cash investing and financing activities

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$

equity settled evaluation and exploration expenditure	987,042	-	-	-
equity settled costs of raising equity capital	286,350	-	286,350	-

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

29. Financial instruments

In the normal course of its operations, the consolidated entity is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the consolidated entity may enter into transactions which make use of both on and off balance sheet derivatives. The consolidated entity does not acquire, hold or issue derivatives for trading purposes.

The consolidated entity's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

•  Safeguarding the consolidated entity's core earnings stream from its major asset through the effective control and management of financial risk.

•  effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.

•  ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

The executive Committee is responsible for the management of the consolidated entity's financial risks within Board approved directives.

The consolidated entity and the parent entity hold the following financial instruments:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Financial assets
Cash and cash equivalents	154,810	12,657,949	13,874	12,017,381
Trade and other receivables	1,758,073	81,277	95,811,714	84,924,243
Securities available for sale	1,185,074	1,921,619	1,185,074	1,921,619
Derivative assets	3,810,067	-	-	-
	6,908,024	14,660,845	97,011,662	98,863,243
Financial liabilities
Trade and other payables	11,798,343	9,163,140	956,090	575,298
borrowings	11,301,041	-	-	-
derivative liabilities	25,883,581	-	-	-
	48,982,965	9,163,140	956,090	575,298

(i) Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The consolidated entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the consolidated entity enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the consolidated entity's financing facilities and sustaining capital. The majority of the consolidated entity's forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Call and put options are used by the consolidated entity to manage the gold price risk. As the consolidated entity does not enter into financial instruments for trading purposes, the risks inherent in the financial instruments used are offset by the underlying risk being hedged. The consolidated entity ensures that the level of hedge cover does not exceed the anticipated sales in future periods, that the term of the financial instruments does not exceed the mine life and that no basis risk exists.

The marked to market value of all derivatives making up the hedge position as at 30 June 2008 was a net loss of $22,073,514 (2007: $nil) based on a gold price of US$928.65 and an AUS/USd exchange rate of $0.9463.

The consolidated entity had the following net forward pricing commitments outstanding against future production as at 30 June 2008 (2007: nil).

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

	Less than 1 year		1 to 2 years		2 to 3 years		3 to 4 years		Total
Put options (US Dollar / Gold)
Amount (ounces)		45,442		39,748		37,934		18,180		141,304
US$/oz	US$	700	US$	700	US$	700	US$	700	US$	700
Call options (US Dollar / Gold)
Amount (ounces)		27,270		23,850		22,754		10,908		84,792
US$/oz	US$	700	US$	700	US$	700	US$	700	US$	700

Based on the financial instruments held by the consolidated entity as at 30 June 2008, had the United States dollar gold price weakened / strengthened by 10% with all other variables held constant, equity would have been $8,918,000 higher / $8,628,152 lower (2007: nil effect) as a result of gains and losses under the gold price hedging instruments as detailed in the above table.

The parent entity is not directly exposed to gold price risk.

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the consolidated entity's functional currency. The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina and the United States dollar. No programs for hedging foreign exchange risk were implemented by the consolidated entity in the 2008 or 2007 financial years.

Consolidated entity
The consolidated entity's exposure to foreign currency risk at the reporting date was as follows:

	30 June 2008		30 June 2007
	USD	Kina	USD	Kina
	$	$	$	$
Financial assets
Cash and cash equivalents	(173,408)	105,567	-	124,273
Trade and other receivables	1,406,302	-	-	-
Derivative assets	3,810,067	-	-	-
	5,042,961	105,567	-	124,273
Financial liabilities
Trade and other payables	-	825,704	48,588	2,162,285
borrowings	11,301,041	-	-	-
derivative liabilities	25,883,581	-	-	-
	37,184,622	825,704	48,588	2,162,285
Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

Based on the financial instruments held by the consolidated entity as at the reporting date, the sensitivity of consolidated entity's profit after tax for the year and equity at the reporting date to movements in the Australian dollar to US dollar and Australian dollar to PNG Kina exchange rates was:

• Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the consolidated entity's profit after tax would have been $503,407 lower / higher (2007: $23,108 lower / higher) and equity would have been $1,103,676 lower / higher (2007: $nil).

• Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the consolidated entity's profit after tax would have been $36,007 lower / higher (2007: $101,901 lower / higher).

Parent entity

The parent entity did not have any significant exposures to foreign currency risk at the reporting date or in the prior period.

(iii) Interest rate risk

The consolidated entity's main interest rate risk arises from variable rate borrowings that expose the consolidated entity to interest rate risk. No hedging programs were implemented by the consolidated entity or the parent entity to manage interest rate risk during the 2008 or 2007 reporting periods.

Consolidated entity

As at the reporting date, the consolidated entity had the following exposures to interest rate risk:

	30 June 2008		30 June 2007
	Weighted average	Balance	Weighted average	Balance
	interest rate %	$	interest rate %	$
Financial assets
Cash and cash equivalents	2.71%	154,180	6.2%	12,657,949
Financial liabilities
borrowings	5.8%	11,301,041	0%	-

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At 30 June 2008, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $55,734 lower / higher (2007: change of +/- 50 basis points - $63,290 higher / lower).

Parent entity

As at the reporting date, the consolidated entity had the following exposures to interest rate risk:

	30 June 2008		30 June 2007
	Weighted average		Weighted
	interest rate	Balance	average	Balance
	%	$	interest rate %	$
Financial assets
Cash and cash equivalents	2.68%	13,874	6.2%	12,017,381

All interest rates were floating rates.

At 30 June 2008, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, post-tax profit for the year would have been $69 higher / lower (2007: change of +/- 50 basis points - $60,087 higher / lower).

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

(iv) equity price risk

The consolidated entity and the parent entity are exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the consolidated entity's and the parent entity's available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 30 June 2008, if the index had changed by +/- 5 % from its year end level with all other variables held constant, consolidated entity and parent entity equity at 30 June 2008 would have been $59,285 higher / lower (2007: change of +/- 5% - $72,360 lower / higher).

(b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the consolidated entity. Credit risk is managed at the consolidated entity level. The consolidated entity does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(c) Liquidity risk

The consolidated entity's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The consolidated entity manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the consolidated entity has the ability to access required funding.

The tables below analyse the consolidated entity's and the parent entity's financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Consolidated entity	Less than 6	6 to 12	Between 1 and	Between 2		Carrying
as at 30 June 2008	months	months	2 years	and 5 years	Total	amount
	$	$	$	$	$	$
Non derivatives
Trade and other
payables	11,798,343	-	-	-	11,798,343	11,798,343
borrowings	6,473,168	2,088,118	2,739,755	-	11,301,041	11,301,041
Total non derivatives	18,271,511	2,088,118	2,739,755	-	23,099,384	23,099,384
Derivatives

Net settled - outflows	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514
Total derivatives	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

Consolidated entity as at	Less than 6	6 to 12	Between 1	Between 2		Carrying
30 June 2007	months $	months	and 2 years	and 5 years	Total	amount
	$	$	$	$	$	$
Non derivatives
Trade and other payables	8,466,801	-	-	-	8,466,801	8,466,801
Total non derivatives	8,466,801	-	-	-	8,466,801	8,466,801

Parent entity as at	Less than 6	6 to 12	Between 1	Between 2		Carrying
30 June 2008	months $	months	and 2 years	and 5 years	Total	amount
	$	$	$	$	$	$
Non derivatives
Trade and other payables	956,090	-	-	-	956,090	956,090
Total non derivatives	956,090	-	-	-	956,090	956,090

Parent entity as at	Less than 6	6 to 12	Between 1	Between 2		Carrying
30 June 2007	months $	months	and 2 years	and 5 years	Total	amount
	$	$	$	$	$	$
Non derivatives
Trade and other payables	325,478	-	-	-	325,478	325,478
Total non derivatives	325,478	-	-	-	325,478	325,478

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments. Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

30. Investments in controlled entities

	Parent Entity
Unlisted investments - at cost	2008	2007
	$	$
Shares in controlled entities	31,675,293	5,988,206

(a) Investments in controlled entities at cost

Controlled entities	Class of share		Equity
	Place of		Holding		Cost to Company
	Incorporation		2008	2007	2008	2007
			%	%	$	$
Parent Entity
Allied Gold Limited		Australia	-	-	-	-
Controlled Entities
Aretrend Pty Ltd	Ord	Australia	100	100	-	-
Advance R & d Pty Ltd	Ord	Australia	100	100	-	-
Nord Pacific Limited,
and its controlled entities; (i)	Ord	Canada	100	100	5,988,206	5,988,206
Simberi Gold Company Limited (ii)	Ord	PNG	100	100	25,687,087	-
Nord Australex Nominees (PNG)
Limited (iii)	Ord	PNG	100	100	-	-
Nord Australex Nominees Pty Ltd (iv)	Ord	Australia	100	100	-	-
Hicor Corporation (iv)	Ord	United States	100	100	-	-
Compania Minera Nord Pacific de
Mexico, S.A. de C.V. (v)	Ord	Mexico	100	100	-	-
Allied Tabar exploration Pty Ltd (vi)	Ord	Australia	100	100	-	-
Tabar exploration Company Ltd (vii)	Ord	PNG	100	100	-	-
					31,675,293	5,988,206

(i)	Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.

(ii)	Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands

(iii)	Nord Australex Nominees (PNG) Limited is the owner of exploration Licence 609 on the Tabar Islands

(iv)	These companies were de-registered in the year.

(v)	Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.

(vi)	Allied Tabar exploration registered 25 May 2006.

(vii)	Tabar exploration Company Ltd (PNG) registered 23 May 2006.

Annual Report 2007-2008

Notes to the
Financial Report
For The Year Ended 30 June 2008

The fair value of the controlled entities cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all controlled entities are reflected at cost. Management has determined that the estimate of total consolidated fair values for the controlled entities would be in excess of the carrying amount.

31. Commitments and contingent liabilities

(a) Lease commitments - Consolidated entity as lessee

Non-cancellable operating leases
The consolidated entity leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Commitments for minimum lease
payments in relation to non-cancellable
operating leases are payable as
follows:
Within one year	3,201,727	155,203	164,527	67,843
Later than one year but not later than
five years	4,450,026	289,080	400,426	249,040
Later than five years	-	-	36,316	-
	7,651,753	444,283	601,269	316,883

(b) exploration & development costs - Commitments for expenditure.

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements, the Company and economic entity is required to outlay $900,900 over the next financial year (2007: $900,900). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c) Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Capital expenditure for Simberi Oxide
processing plant	-	16,237,263	-	-

(d) Hedging commitments

As disclosed in note 29, a controlled entity has entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 29.

Allied Gold Limited

Notes to the
Financial Report
For The Year Ended 30 June 2008

(e) Remuneration commitments

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$

The parent entity has commitments under a fixed term
remuneration contract with a key management person	962,500	-	962,500	-

(d) Contingent liabilities

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$

The parent entity has guaranteed loan facilities in relation to certain controlled entities which are secured by a charge over all of the assets and undertakings of those controlled
entities and the parent entity. Amounts outstanding under
these facilities at year end totalled:	-	-	11,301,401	-
executives of the consolidated entity will be entitled to
compensation for past services if their employment is
terminated by the consolidated entity other than for specific reasons as outlined in their employment contracts.
This amounts to:	285,000	-	285,000	-

32. Subsequent events

On 7 August 2008, the parent entity completed a placement of 33,988,551 fully paid ordinary shares at $0.31 per share to raise approximately $10,536,431 before costs associated with the placement.

Mr J Moore resigned as a director on 7 July 2008.

except for the above, no other matter or circumstance has arisen since 30 June 2008 that has significantly affected, or may significantly affect:
a. the Group's operations in future financial years, or b. the results of those operations in future financial years, or c. the Group's state of affairs in future financial years.

Annual Report 2007-2008

Declaration by
Directors
For The Year Ended 30 June 2008

The directors of Allied Gold Ltd declare that:

1.	The financial statements comprising the income statement, balance sheet, cash flow statement, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001, and:

(a)	comply with Accounting Standards and the Corporations Regulations 2001; and other mandatory professional reporting requirements; and

(b)
give a true and fair view of the financial position as at 30 June 2008 and of the performance for the year ended on that date of the company and the consolidated entity. In the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

3.	The audited remuneration disclosures set out in the directors' report comply with Accounting Standards AASb 124 Related Party disclosures and the Corporations Regulations 2001.

The directors have been given the declarations by the Chief executive Officer and Chief Financial Officer required by section 295A.

Signed in accordance with a resolution of the directors:

Mark Caruso
Executive Chairman
dated at Perth this 30th day of September 2008

Allied Gold Limited

BDO Kendalls

BDO Kendalls Audit & Assurance (WA)
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 90 360 101 594

30 September 2008

The Directors
Allied Gold Limited
PO Box 1916
New Farm QLD 4005

Dear Sirs

DECLARATION OF INDEPENDENCE BY BRAD MCVEIGH TO THE DIRECTORS OF ALLIED GOLD LIMITED

As lead auditor of Allied Gold Limited for the year ended 30 June 2008, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

90

This declaration is in respect of Allied Gold Limited and the entities it controlled during the period.

B. McVeigh

B G McVeigh
Partner

BDO Kendalls

BDO Kendalls Audit & Assurance (WA) (formerly BDO)
Perth, Western Australia.

BDO Kendalls is a national association of separate partnerships and entities

Annual Report 2007-2008

BDO Kendalls Audit & Assurance (WA)
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 90 360 101 594

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF ALLIED GOLD LIMITED

We have audited the accompanying financial report of Allied Gold Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

91

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

BDO Kendalls is a national association of
separate partnerships and entities

Allied Gold Limited

BDO BDO Kendalls

Auditor's Opinion

In our opinion:

(a) the financial report of Allied Gold Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2008 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

92

We have audited the Remuneration Report included in the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion, the Remuneration Report of Allied Gold Limited for the year ended 30 June 2008, complies with section 300A of the *Corporations Act 2001*.

BDO Kendalls Audit & Assurance (WA) (Formerly BDO)

B G McVeigh
Partner

Dated this 30th day of September 2008
Perth, Western Australia

Annual Report 2007-2008

Statement of
Corporate Governance

The board of Directors of Allied Gold Limited has adopted the following set of principles for the corporate governance of the Company. These principles establish the framework of how the board carries out its duties and obligations on behalf of the shareholders and were in place throughout the financial year unless otherwise stated.

Allied Gold Limited is an emerging gold producer and is in the process of reviewing and implementing enhanced corporate governance procedures.

Role of the board

The board of Directors seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The responsibility for the operation and administration of the Company is delegated, by the Board to the CeO (or executive Chairman in his absence) and the executive management team. The board ensures that this team is appropriately qualified and experienced to discharge their responsibilities and will put in place procedures to assess the performance of the CeO (or executive Chairman in his absence) and the executive management team.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risk identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved including:

•  Board to approve a strategic plan designed to meet stakeholder needs and manage business risks;

•  Ongoing development of the strategic plan and approving initiatives and strategies designed to ensure the continued growth and success of the Company; and

•  Implementation of budgets by management and monitoring progress against budget.

Other functions reserved to the Board include:

•  Approval of annual and half year financial reports;

•  Approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures;

• ensuring that any significant risks that arise are identified, assessed, appropriately managed and monitored; and

•  Reporting to shareholders.

Composition of the board

The directors' report contains details of the directors' qualifications, experience and special responsibilities.

Under the Constitution the minimum number of directors is three and the maximum is ten. Directors are not appointed for a fixed term. At each annual general meeting one third of the directors other than the Managing director must resign by rotation, with those serving the longest resigning first. Resigning directors may stand for re-election.

The majority of the Board throughout the period were not independent non-executive directors as prescribed by the ASX Corporate Governance Best Practice Recommendations. directors of Allied Gold Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered from both the Company and individual director perspective.

Throughout the financial year ended 30 June 2008, the following were directors of the Company:

Mr Mark V Caruso - executive Chairman
Mr Gregory H Steemson - Non-Executive Director
Mr Anthony Lowrie - Independent Non-Executive Director
Mr Richard Johnson (appointed 7 January 2008 - Resigned 3 October 2008) - Managing director
Mr Jeffrey J Moore (resigned 7 July 2008) - Non- Executive Director
Mr Grant J Brock (resigned 4 January 2008) - executive director - Chief Operating Officer.

At the date of distribution of this Annual Report to Shareholders, the board comprises three directors. Mr Mark Caruso is the Executive Chairman and is responsible for managing the operations along with Mr Frank Terranova the Chief Financial Officer, Mr Greg Steemson, a non-executive director and Mr Anthony Lowrie an independent non-executive director.

Allied Gold Limited

Statement of
Corporate Governance

The board is of the opinion that its current structure is typical of that of an emerging resource producing entity and will seek to enhance its structure in the coming period with the appointment of additional independent non-executive directors and other directors in order to add further value to the Allied board.

each individual member of the Board is satisfied that whilst the Company may not comply with a strict interpretation of this particular best practice recommendation, the board always acts with independence and in accordance with the Statement of Corporate Governance.

Details of directors' shareholdings are disclosed in the directors' report and financial report.

Any equity based compensation of directors is required to be approved in advance by shareholders.

Chair and Managing Director

The Company maintains that it is best practice for there to be a separation between the roles of Chairman and the Managing Director. A Managing Director was appointed on 7 January 2008. On 3 October 2008, the Managing Director resigned with Mr Mark Caruso resuming the Chief executive Officer function of the Company. The Company will seek to appoint a new Chief executive Officer of the Company in the coming period. The Chairman Mr Mark Caruso will fill the position of Executive Chairman until such time as a new Chief executive Officer is appointed.

Independent Professional Advice

The Company has procedures enabling any director or committee of the board to seek external professional advice as considered necessary, at the Company's expense subject to prior consultation with the Chairman. A copy of any advice sought by a director would be made available to all directors.

Conflict of Interest

In the event that a potential conflict of interest may arise, involved directors must withdraw from all deliberations concerning the matter. They are not permitted to exercise any influence over other Board members.

Trading Policy

As required by the ASX Listing Rules, the Company notifies the ASX of any transaction conducted by Directors in the securities of the Company.

The Company did not have a formal trading policy throughout the year. A policy has been drafted and submitted to the Board for consideration and approval. Under this policy, an executive or director must not trade in any securities of the Company at any time when they are in possession of unpublished, price-sensitive information in relation to this securities.

Before commencing to trade, an executive must first obtain the approval of the Company Secretary to do so and a director must first obtain approval of the Chairman.

The policy also contains various "Black Out" periods which prohibit executives and directors from trading in the Company's Securities.

Although no formal policy was in place, the board adhered to the policies being put for approval throughout the year. A copy of the Trading Policy will be loaded onto the Company's Website once adopted by the board.

Risk

The Board determines the Company's risk profile and is responsible for overseeing and approving risk management strategies and policies, internal compliance and internal control.

CeO and CFO Certification

The Chief executive Officer and Chief Financial Officer have provided a written statement to the Board that:

•  In the 2008 financial year the principal activity of the company and its controlled entities changed from exploration and construction activities to gold production. This change in activities required amendments to the company's risk management and internal controls systems relating to financial reporting for those systems to remain effective. The required amendments to the risk management and internal control systems to the extent they relate to financial reporting had been identified, but had not been fully implemented during the reporting period.

•  In preparing the financial statements and notes thereto for the year ended 30 June 2008, regard was had to the matters described above. Where appropriate, additional work was performed by management to compensate for the required amendments to the risk management and internal control systems that had not been implemented prior to 30 June 2008.

Annual Report 2007-2008

Statement of
Corporate Governance

board Committees

The board does not have a fully constituted Audit Committee or a Remuneration and Nomination Committee. The Company is not yet of a size which would warrant the establishment of such committees, nor is the make up of the Board sufficient. As stated previously the board is of the opinion that its current structure is typical of that of an emerging resource producing entity and will seek to enhance its structure in the coming period with the appointment of additional independent non-executive directors and other directors in order to add further value to the Allied board.

It is the Board's intention to establish an Audit, Compliance and Risk Committee in the coming year.

The full board considers those matters which are normally dealt with by an Audit Committee. The duties of this committee include:

•  to be the focal point of communication between the board, management and the external auditor;

•  to recommend and supervise the engagement of the external auditor and monitor auditor performance;

•  review the effectiveness of management information and other systems of internal control;

•  review all areas of significant financial risk and arrangements in place to contain those to acceptable levels;

•  review significant transactions that are not a normal part of the Company's business;

•  review the year end and interim financial information and ASX reporting statements;

•  to monitor the internal controls and accounting compliance with the Corporations Act, ASX Listing Rules, external audit reports and ensure prompt remedial action where required; and

•  review the Company's financial statements and accounting procedures.

The Company's auditor is invited to attend the annual general meeting and the Company supports the principle of the auditor being available to answer questions on the conduct of the audit and the content of the audit report.

The Company previously had a Remuneration
Committee and it is the intention of the board to expand the Charter of this Committee so that it will become a Remuneration and Nomination Committee.

Remuneration

It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality Board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:

•  retention and motivation of key executives;

•  attraction of high quality management to the Company; and

•  performance incentives to allow executives to share in the success of Allied Gold Limited.

For a full discussion of the Company's remuneration philosophy and framework and the remuneration received by directors and executives in the current period please refer to the Remuneration Report, which is contained within the Directors Report.

There is no scheme to provide retirement benefits to non-executive directors.

The Board is responsible for determining and reviewing compensation arrangements for directors themselves and the CeO and executive team.

Performance

The performance of the board and key executives are currently not formally reviewed. The CeO and CFO have not been in their current positions for sufficient time to warrant a formal review. Similarly the board has changed in size during the year, and a self review at this stage would add no value.

Upon the re-structure of the Board as intimated above, the Board will establish regular reviews for both management and the board itself.

The establishment of the Remuneration and Nomination Committee will also assist in this process.

Allied Gold Limited

Statement of
Corporate Governance

Shareholder Relations and Communications

The Company's shareholders are responsible for voting on the appointment of directors. The board informs shareholders of all major developments affecting the Company by:

•  Preparing half yearly and annual financial reports and making these available to all shareholders.

•  Advising the market of matters requiring disclosure under Australian Stock Exchange Continuous Disclosure Rules.

•  Maintaining a record of significant ASX announcements on the Company's website.

•  Submitting proposed major changes in the Company's affairs to a vote of shareholders, as required by the Corporations Law.

•  Reporting to shareholders at annual general meetings on the Company's activities during the year. All shareholders that are unable to attend these meetings are encouraged to communicate issues or ask questions by writing to the Company.

The Company has a Continuous Disclosure and Shareholder Communications Policy. The Company is committed to:

(a)   promoting investor confidence and ensuring that members and the market are provided with timely and balanced disclosure of all material matters concerning the Company;

(b)   ensuring Allied complies with its continuous disclosure obligations under the Listing Rules of the Australian Stock Exchange Limited, the Corporations Act 2001 and the AIM Rules; and

(c)   ensuring that all stakeholders have equal and timely access to externally available information issued by the Company.

Ethical Standards and Code of Conduct.

The board adopts a proactive approach to promoting the practice of high ethical standards. All directors and employees are expected to act with the utmost integrity and objectivity; striving at all times to enhance the reputation and performance of the Company, in the following areas:

•  professional conduct;

•  dealings with suppliers, advisers and regulators;

•  dealings with the community and specifically in dealings with traditional landowners; and

•  dealings with other employees.

The board and Company did not have a formal Code of Conduct in place throughout the year. A Code of Conduct has been put to the Board for review and adoption by all directors and employees. The Code of Conduct reflects Allied's standards and values, and sets the standard of conduct expected of all of those who are a part of Allied.

The directors of Allied believe that the Code of Conduct is a vital part of ensuring the success of its business and maintaining effective relationships with the people it does business with. The Code of Conduct highlights for directors and employees the way Allied expects its people to conduct themselves to ensure that Allied continues to achieve sustained success.

All directors and employees will be expected to be familiar with the contents of the Code of Conduct. Employees must also have a detailed understanding of Company business practices and policies that directly relate to their job. It will be every employee's responsibility to comply with the Code of Conduct. Employees should seek assistance from a manager or supervisor, or another source of advice identified in the Corporate Principles and Code of Conduct if they do not fully understand how it should be applied.

Managers and supervisors will take all reasonable steps to ensure that Allied 's employees and where appropriate, consultants, contractors and partners are aware of and comply with the Code of Conduct. They must consult the next level of management if problems occur. Managers and supervisors must also:

•  ensure that all employees have access to Company policies and procedures;

•  respond promptly and seriously to employees' concerns and questions about business conduct issues and seek further assistance if required; and

•  demonstrate exemplary behaviour that other employees can follow.

Management is responsible to the Board, through the Chief executive Officer and Managing director, for the Company's performance under the Code of Conduct.

Annual Report 2007-2008

Statement of
Corporate Governance

Under the Chief executive Officer and Managing Director, the heads of each division and the senior managers who report directly to them have operational responsibility for ensuring compliance with the Code of Conduct.

Any individual who breaches the Code of Conduct or any of the guidelines or policies under it, or who authorises or permits any breaches by a subordinate will be subject to disciplinary action including possible dismissal.

The highest standards of corporate conduct are critical to Allied's image and success and therefore employees will be encouraged to report any actual or suspected breach of the code and guidelines.

It is Allied's policy that any employee who reports in good faith a breach or suspected breach of legal or ethical standards will not be subject to retaliation, or retribution or other recriminations for making that report.

A copy of the Code of Conduct will be loaded onto the Company's Website once adopted by the Board.

Privacy

The company has resolved to comply with the National Privacy Principles contained in the Privacy Act 1988, to the extent required for a company the size and nature of Allied Gold Limited.

Allied Gold Limited

Shareholder
Information

Additional information required by the Australian Stock exchange Ltd Listing Rules and not disclosed elsewhere in this report is presented below. This information is current as at 30 September 2008

Twenty Largest Shareholders

Name	Number of ordinary shares	Percentage of issued shares
HSBC Custody Nominees (Australia) Ltd	155,173,297	37.76
Computershare Clearing Pty Ltd	76,043,587	18.50
Auriongold Limited	19,237,059	4.68
Mineral Commodities Limited	17,534,379	4.27
National Nominees Limited	16,402,870	3.99
JP Morgan Nominees Australia Limited	13,494,109	3.28
ANZ Nominees Limited	12,580,221	3.06
Citicorp Nominees Pty Ltd	5,470,083	1.33
Mr Mark Victor Caruso	3,794,168	0.93
Nefco Nominees Pty Ltd	3,020,000	0.73
Mark R Welch & Sharon S Welch	2,650,000	0.64
Miss Kathryn Yule	2,000,000	0.48
W Pierce Carson	1,663,682	0.40
Mr bradley George bolin	1,517,500	0.37
Dr Wolf Gerhard Martinick	1,400,000	0.34
Lippo Securities Ltd	1,378,667	0.34
Mr Gregory Hugh Steemson & Mrs	1,100,000	0.27
Barbara Fay Steemson
Zurich Bay Holdings Pty Ltd - Minesite	1,050,000	0.26
Construction Account
Kennecott explorations (Australia) Ltd	1,000,000	0.24
Piccadilly Properties Limited	1,000,000	0.24
	337,509,622	82.11

distribution of Shareholders

Range of holdings	Number of shareholders	Number of shares
1 - 1,000	520	234,141
1,001 - 5,000	743	2,137,694
5,001 - 10,000	465	3,872,288
10,001 - 100,000	913	31,320,198
100,001 and over	152	373,429,955
Total holders	2,793	410,994,276

Annual Report 2007-2008

Shareholder
Information

Marketable Parcels

Number of shareholders holding less than a marketable parcel of ordinary shares is 649.

Substantial Shareholders

The following have provided substantial shareholder notices to the Company

		Number of Shares	% Of Issued Shares
1.	M & G Investment Management Ltd	71,586,214	17.42%
2.	Commonwealth bank of Australia and	25,153,954	6.12%
	its subsidiaries
3.	Ward Ferry Management	24,135,346	5.87%

Restricted securities

The Company does not have any restricted securities.

Unquoted Securities

The following is a list of unquoted securities:

•  2,720,000 options with an exercise price of $0.50 exercisable on or before 31 december 2008.

•  500,000 options with an exercise price of $0.80 exercisable on or before 31 december 2008.

•  370,000 options with an exercise price of $0.50 exercisable on or before 31 October 2009.

•  1,000,000 options with an exercise price of $0.40 exercisable on or before 31 december 2008.

•  1,000,000 options with an exercise price of $0.44 exercisable on or before 31 december 2008.

•  713,261 options with an exercise price of $0.72 exercisable on or before 30 June 2009.

•  3,400,000 options with an exercise price of $0.45 exercisable on or before 31 december 2009.

•  1,400,000 options with an exercise price of $0.80 exercisable on or before 31 december 2010.

•  1,400,000 options with an exercise price of $1.00 exercisable on or before 31 december 2010.

•  1,400,000 options with an exercise price of $1.25 exercisable on or before 31 december 2010.

•  1,400,000 options with an exercise price of $1.50 exercisable on or before 31 december 2010.

•  1,400,000 options with an exercise price of $2.00  exercisable on or before 31 december 2010.

Voting Rights

every ordinary shareholder present in person or by  proxy at meetings of shareholders shall have one vote  for every share held.

Option holders have the right to attend meetings but  have no voting rights until the options are exercised.

Share buy backs

There is no current on market share buy back.

Stock Exchanges

The Company's securities are quoted on both the  Australian Stock Exchange and London's Alternative  Investment Market (AIM).

Allied Gold Limited

Corporate
Directory

ALLIed GOLd LIMITed
ABN 86 104 855 067

Directors

Mark Victor Caruso
Executive Chairman

Gregory Hugh Steemson
Non-executive Director

Anthony Carmel Lowrie
Non-executive Director

Solicitors

Steinpres Paganin
Level 4,
Next building, 16 Milligan Street
Perth, Western Australia
WA 6000

Company Secretary

Mr Peter Torre

Stock Exchange Listing

The company is listed on the Australian Stock
Exchange Limited and London's Alternative Investment
Market under the trading code ALD and
AGLD respectively.

Registered Office

Unit 14, 51-53 Kewdale Road
Welshpool, Western Australia
WA 6106

Telephone : +61 8 9353 3638
Facsimile: +61 8 9353 4894

e-mail: info@alliedgold.com.au
Web: www.alliedgold.com.au

Nominated Advisor (UK)

beaumont Cornish Limited
2nd Floor
bowman House
29 Wilson Street
London EC2M 2SJ

UK Broker

Mirabaud Securities Limited
21 St James' Square
London SW1Y 4JP
United Kingdom

Auditors

BdO Kendalls Audit & Assurance (WA)
128 Hay Street
Subiaco WA 6008

UK Solicitors

Hunton & Williams
30 St Mary Ave
London eC3A 8eP
United Kingdom

Share registry

Computershare Investor Serivces Pty Ltd
Level 2,
Reserve bank building
45 St Georges Terrace
Perth, Western Australia
WA 6000

UK Share Registrars

Computershare Investor Services Plc
PO Box 82
The Pavillions
bridgwater Road
Bristol, BS99 7NH
United Kingdom

Annual Report 2007-2008